EXHIBIT 99.1

AGRIUM INC.

ANNUAL INFORMATION FORM

Year Ended December 31, 2013

February 24, 2014

TABLE OF CONTENTS

Following is a table of contents of the Annual Information Form (“AIF”) referencing the applicable requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain portions of this AIF are disclosed in Agrium Inc.’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year ended December 31, 2013 (“2013 Financial Statements”) and are incorporated herein by reference as noted below and are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

ITEM 2 – ADVISORIES

2.1   FORWARD-LOOKING INFORMATION

Certain statements and other information included or incorporated by reference in this AIF constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this document are intended to provide Agrium shareholders and potential investors with information regarding Agrium and its subsidiaries, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements include, but are not limited to: references to our 2014 key corporate goals, including expansion and growth of our business and operations; estimates, forecasts and statements as to management’s expectations with respect to our expansion projects, including, among others, our Vanscoy Project, the Egyptian Project and the Profertil Project (all as defined herein), our Borger brownfield expansion project and the impact of such expansion projects on Agrium’s operations; additional brownfield opportunities and greenfield expansions under evaluation, including the potential restart of our Kenai nitrogen facility in Alaska; our agreement for the long-term supply of phosphate rock and the utility of Agrium’s newly constructed import terminal on the West Coast of Canada; expectations respecting the acquisition of certain Retail Agri-products assets of Viterra (as defined herein), including with respect to the final purchase price and adjustments, anticipated benefits thereof and magnitude of synergies therefrom; reserves and resource estimates relating to Agrium’s potash operations, including mine life estimates; economic analysis of the Vanscoy Project; remediation and tailings management activities; the anticipated impact of emissions legislation and the implementation of emissions reduction protocols; Agrium’s emissions and emissions management activities and anticipated compliance costs; environmental and civil liabilities, including the anticipated resolution of certain legal and regulatory proceedings and the effect of such proceedings on our business; our recently completed and proposed future acquisitions and dispositions, including the strategic dissolution of our Advanced Technologies business unit; integration plans in respect of completed and future acquisitions, any expected synergies therefrom and benefits thereof.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Readers are cautioned not to place undue reliance on the forward-looking statements which involve known and unknown material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in the MD&A, which is incorporated by reference in this AIF, with respect to the material assumptions and risks associated with the forward-looking statements.

By their nature, forward-looking statements are subject to various risks and uncertainties, including those material risks discussed in this AIF under “Risk Factors” and set forth under the headings “Financial Instruments – Risk Management” and “Key Business Risks” in our MD&A which are incorporated by reference herein, which could cause Agrium’s actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other risk factors are detailed from time to time in the reports filed by Agrium with Canadian securities regulators and with the United States Securities and Exchange Commission.

All of the forward-looking statements contained or incorporated by reference in this AIF are qualified by the cautionary statements contained or incorporated by reference herein and by stated or inherent assumptions and apply only as of the date of this AIF. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

2.2   ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

We consider earnings (loss) from continuing operations before finance costs and income taxes (“EBIT”), earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”) and earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures (“Adjusted EBITDA”) to be useful measures of performance because income tax jurisdictions and business units are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business units. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBIT is presented in our Consolidated Statements of Operations and is classified as an additional IFRS measure. EBITDA and Adjusted EBITDA are not recognized measures under IFRS and our method of calculation may not be comparable to other companies. Similarly, EBITDA and Adjusted EBITDA should not be used as an alternative to EBIT. For a reconciliation of EBITDA and Adjusted EBITDA to EBIT, please refer to page 85 of Agrium’s MD&A (as defined herein) under the heading “Additional IFRS and Non-IFRS Financial Measures”.

ITEM 3 – CORPORATE STRUCTURE

In this AIF, unless otherwise specified, “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, and our significant equity investments and joint ventures. References to “dollars”, “$”, and “U.S. $” are to United States dollars and references to “CAD$” are to Canadian dollars. 2013, 2012 and 2011 financial information presented and discussed in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). 2011 financial results have not been restated to reflect the adoption of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures. As such, direct comparison may not be appropriate. Unless otherwise specifically provided herein, the information contained in this AIF is stated effective as at December 31, 2013.

3.1   NAME, ADDRESS AND INCORPORATION

Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Company’s head office, principal place of business, and registered office are located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

3.2   INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries	Jurisdiction of Incorporation or Organization	Ownership
AGRIUM, a general partnership	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Crop Production Services, Inc.	Delaware	100%
Landmark Operations Ltd.	Western Australia	100%

In 2013, Agrium conducted business activities through two core strategic Business Units:

•

Retail Business Unit (“Retail”), with sales of $11.9-billion in 2013, operates in North and South America and Australia, providing crop inputs and services directly to farmers. In October 2013, we completed the acquisition of certain Retail Agri-products assets of Viterra Inc. (“Viterra”) which significantly increased the number of Retail locations in Western Canada.

•

Wholesale Business Unit (“Wholesale”), with sales of $4.3-billion in 2013, operates in North and South America and Europe, and produces, markets and distributes all major crop nutrients for agricultural and industrial customers both domestically and around the world.

Agrium Advanced Technologies is a non-core Business Unit (“AAT”), with sales of $263-million in 2013, which produces and markets technologically advanced fertilizers and Micronutrients for sale to the broad-based agriculture markets.

In December 2013, Agrium’s Board of Directors approved the transition of the agricultural business of our AAT business unit, consisting of our ESN®, Environmentally Smart Nitrogen® (ESN®, hereinafter referred to as “ESN”) and Micronutrient operations to our Wholesale business unit. Management has committed to a plan to sell components of the AAT business unit that we did not transition to Wholesale, and has begun to actively market the assets. The information presented for AAT for 2013 in this AIF represents only the Agriculture component that will be moved to Wholesale in 2014. Agrium will no longer separately account for the AAT business unit commencing January 1, 2014. We have classified assets of the operations not transferred to Wholesale as held for sale, and have classified related results of operations as discontinued. See “Item 4 – General Development of the Business – 4.1 Three Year History – 2013”.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

4.1   THREE YEAR HISTORY

2011

Strong demand for crop input products and services across our global Retail operations contributed at that time to record sales and gross profit in 2011 of $10.3-billion and $2.3-billion, respectively. Retail EBIT also reached a record $600-million in 2011, up 47 percent from $409-million in 2010. Increases in volume and average sales prices of crop nutrients were drivers of the record levels, as growers focused on maximizing yields and acreage to take advantage of high grain prices and attractive margins. These strong industry fundamentals also contributed to increases in crop protection, seed, services and other. With the inclusion of a full year of Landmark Rural Services division (“Landmark”) of AWB Limited’s (“AWB”) Australian business in 2011, international sales and gross profit in 2011 grew to 26 percent and 22 percent of our total sales and gross profit, respectively, up from 6 percent of both our total sales and gross profit in 2010. Continued expansion in North America also contributed to the growth in 2011, with one plant and 11 locations added in the United States and 21 locations added in Canada through acquisitions during 2011.

Sales and gross profit from Wholesale operations reached a record of $5.6-billion and $2.0-billion, respectively. Wholesale EBIT was also a record at $1.8-billion, compared to $889-million in 2010. The results achieved in 2011 were attributable to robust demand for crop inputs due to strong prices for agricultural commodities, which resulted in higher realized crop nutrient sales prices and margins across all three major crop nutrients. Increases in Wholesale’s sales in 2011 were mainly driven by the increase in nitrogen prices as a result of the favorable supply/demand dynamics throughout the year causing nitrogen prices to rise significantly from 2010. Our international potash sales volumes increased from 2010 as a result of strong international demand and settlement of key contracts by Canpotex Limited (“Canpotex”) in July 2011. The increase in potash sales volumes was offset by lower domestic sales due to supply constraints from a planned, extended plant turnaround. As a result of robust market conditions, phosphate sales volumes and pricing were also strong in 2011. In addition, operational efficiencies also contributed to the overall increase in phosphate gross profits. Purchase for resale business gross profit increased from 2010 mainly due to inclusion of results from entities acquired in Europe in 2011.

In 2011, AAT sales grew to $510-million and gross profit grew to $115-million, both higher than in 2010. The increase was attributable to higher realized sales prices and margins for ESN, as well as contributions to gross profit from recent acquisitions. The acquisition of International Mineral Technologies (“Tetra Micronutrients”) provided increased Micronutrients capacity, as well as an expansion of that product line, while the acquisition of Evergro Canada (“Evergro”) increased AAT’s presence in the Western Canada turf and ornamental markets. The improved sales and gross profit in 2011 were partially offset by higher selling and general administrative costs as compared to 2010, primarily related to the acquisitions and continued efforts to support the expansion of AAT’s retail sales footprint and presence in the turf and ornamental markets in the United States.

On May 11, 2011, Agrium completed the sale of the majority of the Commodity Management businesses acquired from AWB. Cash received from the sale was $694-million. We retained the Landmark retail operations, including over 200 company-owned locations and relationships with over 140 other points of sale to customers in Australia. The primary purpose of the acquisition was to expand the Retail business unit and provide access to the growing Southeast Asia market. The acquired business has been included in the Retail operating segment since completion of the acquisition of AWB.

Acquisitions & Investments

During 2011, Retail completed 17 acquisitions, including one plant and 32 additional locations. Of these locations, 21 were in Canada, primarily in Alberta and Saskatchewan, and the remaining additions were in the United States.

On May 2, 2011, Wholesale acquired 100 percent of Cerealtoscana S.p.A. (“CT”), and its subsidiary Agroport, for total consideration of $27-million plus working capital. CT is a fertilizer distribution company in Italy and Agroport is its subsidiary in Romania. These entities have been subsequently renamed as Agrium Italia S.p.A and Agrium-Agroport Romania S.A., respectively, and the acquired business has been included in the Wholesale operating segment.

On July 4, 2011, AAT acquired certain assets and liabilities of Evergro for total consideration of $52-million. Evergro is a manufacturer and distributor of horticulture and professional turf products in Western Canada and operates seven distribution facilities throughout British Columbia and Alberta. Evergro operates as part of AAT’s Direct Solutions retail distribution business.

On July 7, 2011, AAT (together with the Retail business unit) acquired certain assets and liabilities of Tetra Micronutrients for total consideration of $44-million. Tetra Micronutrients is located in Nebraska and specializes in the production, marketing, and distribution of custom liquid plant nutrition and dry micronutrient products. AAT operates the dry Micronutrients business, which provides additional capacity and an extension of AAT’s Micronutrients product line from AAT’s Reese, Michigan facility.

Incremental Expansion

On December 14, 2011, Agrium’s Board of Directors approved the brownfield expansion project (the “Vanscoy Project”) of Agrium’s potash mine located in Vanscoy, Saskatchewan. Preparatory construction activities began in 2011, with major construction starting in April 2012.

The Egyptian Nitrogen Products Company S.A.E. (“ENPC”), a wholly-owned subsidiary of the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) in which Agrium holds 26 percent interest, continued to move forward with the Egyptian-based expansion project to add two new trains to the existing single train at the Egyptian nitrogen facility (the “Egyptian Project”), which was commenced in 2010. Political and civil unrest within the country resulted in the suspension of construction of the Egyptian Project and facility operations in the fourth quarter of 2011.

2012

Retail’s sales, gross profit and EBIT reached record levels at the time in 2012. Sales reached $11.5-billion, with gross profit of $2.5-billion and EBIT of $757-million, respectively. The record financial results at this time were driven by the combination of strong global crop prices, increased planted acreage across key agricultural regions and one of the earliest North American spring seasons in history, which supported robust demand for crop input products and services. Significantly stronger results in Australia also contributed to the 2012 performance with an increase in EBIT from Australian operations of 26 percent from 2011. Retail’s crop nutrient sales increased 13 percent from 2011 to $5.1-billion, as a result of both higher prices and increased volumes. Revenues from crop protection products also increased 14 percent to $3.9-billion in 2012, primarily as a result of stronger results in North America, increased sales of herbicides and a higher proportion of sales coming from proprietary products. Although the severe drought in North America had an impact on specific crop protection products, the overall impact to Retail’s results was more than offset by sales of other products. Seed and services also experienced growth during 2012 as growers reacted to the favorable crop market conditions by planting more seed and applying more input products.

Sales from Wholesale operations were $5.5-billion in 2012, compared to $5.6-billion in 2011. Gross profit was $1.9-billion in 2012, compared to $2.0-billion in 2011. Wholesale EBIT was $1.7-billion in 2012, compared to $1.8-billion in 2011. EBITDA slightly decreased to $1.9-billion from $2.0-billion in 2011. These were the second highest results on record for our Wholesale operations and were primarily driven by the increase in nitrogen margins resulting from higher realized sales prices and sales volumes, as well as lower North America natural gas costs. Nitrogen prices were supported by strong demand related to the significant increase in crop plantings in North America and below average domestic producer inventories of urea and ammonia products throughout 2012. However, we experienced a decrease in our potash gross profit due to a combination of lower sales through Canpotex to international customers, as well as the impact of the planned eight week turnaround at the Vanscoy facility. Phosphate margins were lower than in 2011 due to a combination of softening global phosphate prices and higher rock and ammonia costs. Purchase for resale business gross profit decreased from 2011 primarily due to lower year-over-year per tonne margins in our purchase for resale business globally, as well as the impact of additional purchases of potash from third-party suppliers in order to meet international shipments in the second half of 2012 that would normally have been filled through manufactured product.

AAT continued to pursue key initiatives to drive value-added growth in 2012 resulting in sales of $578-million and gross profit of $118-million, compared to sales of $510-million and gross profit of $115-million in 2011. The growth resulted from full year contributions from the Tetra Micronutrients and Evergro acquisitions in July 2011, as well as strong gross profit in the ESN business. These gross profit gains were partially offset by related growth in selling and general and administrative expenses to support the expanded lines of business across North America.

Viterra Acquisition

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire certain Agri-products assets of Viterra (as amended, the “Support and Purchase Agreement”), (see “2013 – Viterra Acquisition” below). The Agri-products assets consisted of two groups of assets: (i) Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada; and (ii) approximately 210 Canadian farm centers and Australian distribution assets.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, would acquire Viterra’s 34 percent interest in the Medicine Hat facility from Glencore for Cdn$915 million, subject to certain adjustments. This transaction closed on April 30, 2013 (see “ – 2013 – Viterra Acquisition” below).

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance was guaranteed by Glencore, secured by shares of Viterra, and did not bear interest. The advance was repayable by: i) the transfer of the Agri-products assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and ii) cash payments for an amount equal to the after-tax operating cash flows from these Agri-products assets from March 31, 2012, until the applicable closing dates, working capital and other adjustments.

Glencore completed its acquisition of Viterra on December 17, 2012.

Other Acquisitions & Investments

In 2012, we completed a significant number of Retail acquisitions, primarily in the United States. In total we acquired 59 Retail locations, with 44 in North America, 14 in Australia and one in South America. The largest of these consisted of the acquisition of 27 locations through the acquisitions of West Texas Agri-Plex in Texas, Superior Deshler in Nebraska and Kansas, and Ritter Crop Services in Northeast Arkansas.

We also expanded our footprint in South America in 2012 through the acquisition of Utilfértil Indústria E Comércio De Fertilizantes Ltda. in Southern Brazil. The establishment of this foothold position in Brazil builds upon our existing Retail presence in Argentina, Chile and Uruguay.

Total consideration for Retail 2012 acquisitions was $213-million.

Incremental Expansion

The Vanscoy Project proceeded on schedule and on budget in 2012. In 2012, we reached a significant project milestone by completing a planned eight week turnaround at the facility, the first of two that are necessary to facilitate the expansion of our existing site.

The Egyptian Project was over 90 percent complete before civil unrest resulted in a shutdown of the expansion project and the facility in November 2011. MOPCO was able to bring its existing nitrogen facility production back on line in the third quarter of 2012.

Profertil S.A., a joint venture that owns a nitrogen facility in Bahia Blanca, Argentina (“Profertil”) in which Agrium owns a 50 percent interest, finished construction of a terminal on the Parana River, near the city of Rosario, Argentina. This terminal includes a dedicated berth and two 100,000 tonne dry storage buildings in a key agricultural region of Argentina. In 2012, we commenced a brownfield expansion and energy efficiency project at our Profertil facility (the “Profertil Project”) to increase the facility’s annual production capacity.

In the third quarter of 2012, AAT completed the second ESN line at the New Madrid, Missouri coating facility, and added an incremental 150,000 short tons (136,000 metric tonnes) of annual capacity to the New Madrid facility.

In 2012, we also moved forward with evaluations of potential nitrogen expansion opportunities in North America and progressed our brownfield debottleneck project in Argentina. We identified two potential brownfield opportunities at our Redwater, Alberta and Borger, Texas production facilities, and commenced an early-stage evaluation of a greenfield expansion project within the U.S. Corn Belt.

Securities Issuances

In April 2012, we filed a base shelf prospectus in Canada and the United States permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt securities or units over the 25-month period that the base shelf prospectus remains effective (the “2012 Base Shelf Prospectus”).

On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022 pursuant to a prospectus supplement under the 2012 Base Shelf Prospectus.

Substantial Issuer Bid

On October 25, 2012, Agrium took up and paid for 8.74 million of its common shares at a price of CAD$103.00 per share pursuant to the Company’s substantial issuer bid to repurchase up to CAD$900-million of its shares. The shares taken up and paid for were subsequently cancelled.

2013

Retail was able to offset lower nutrient prices, the cold, wet weather experienced in North America this spring and fall, and comparably compressed application seasons, coupled with the Viterra acquisition, to achieve record sales and gross profit across all product lines. Grower demand, stable industry conditions, and favorable commodity prices drove Retail to record sales and gross profit of $11.9-billion and $2.6-billion, respectively. Retail’s EBIT of $748-million declined 1 percent from 2012 record levels. Record sales and margins were earned in North America in spite of lower fertilizer volume in the base business and acquisition related expenses. Australia underperformed, driven by the livestock business suffering lower cattle, sheep, and wool prices while higher holding period costs and delayed shipments on exports adversely affected the business. South American Retail overcame continued economic uncertainty and the third quarter drought in Argentina to improve results compared to last year.

Retail results were impacted by a number of one-time adjustments that occurred in the fourth quarter of 2013. This includes a $257-million purchase gain related to the Viterra acquisition which closed on October 1, 2013 and $220-million of goodwill impairment recorded in the Australian Retail business as a result of reduced expectations for sales, gross margins and long-term growth in our Retail operations in Australia.

Sales from Wholesale operations were $4.3-billion in 2013, compared to $5.1-billion in 2012. Gross profit was $1.1-billion in 2013, compared to $1.8-billion in 2012. Wholesale EBIT was $1.0-billion in 2013, compared to $1.7-billion in 2012. Adjusted EBITDA decreased to $1.3-billion from $1.9-billion in 2012. The decline in sales and earnings was primarily a result of lower global nutrient prices across all three major nutrients, particularly in the second half of 2013. Nitrogen volumes were also impacted by extended outages at our Redwater and Carseland facilities, leading to increased operating costs and lower production. However, we experienced an increase in our potash volumes both domestically and international, as 2012 was impacted by a planned eight week turnaround at the Vanscoy facility. Phosphate margins were lower than in 2012 due to a combination of softening global phosphate prices and higher rock input costs, as we switched to imported rock after the closure of our Kapuskasing, Ontario mine, and ammonia costs, due to higher natural gas prices. Purchase for resale business gross profit decreased from 2012 primarily due to lower average global nutrient prices.

AAT was challenged by the weak urea markets in 2013, as buyers stayed on the sidelines and margins on sales made were limited compared to prior years. Sales relating to continuing operations in 2013 were $263-million, while gross profit was $35-million, compared to 2012 sales relating to continuing operations of $264-million and gross profit of $67-million. The margin decrease was driven by shortfalls in the Agriculture business.

In December 2013, Agrium’s Board of Directors approved the transition of parts of our AAT business unit, consisting of our ESN and Micronutrient operations to our Wholesale business unit. Management has committed to a plan to sell components of the AAT business unit that we did not transition to Wholesale, and has begun to actively market the assets.

Effective January 1, 2014, Chuck Magro succeeded Mike Wilson as our Chief Executive Officer. Prior thereto, Mr. Magro held the position of Chief Operating Officer of Agrium. Chuck Magro also joined Agrium’s Board of Directors effective October 3, 2013.

Viterra Acquisition

On April 30, 2013, Glencore completed the sale of Viterra’s 34 percent interest in the Medicine Hat facility to CF.

On September 5, 2013, we entered into a Consent Agreement with the Canadian Competition Bureau and thereby cleared the Canadian competition review process in order to proceed with the acquisition of Viterra’s Canadian retail assets (herein referred to as the “Viterra acquisition”). On October 1, 2013, we completed the Viterra acquisition from Glencore. Under the Consent Agreement, we acquired approximately 210 retail stores across Western Canada and Australian distribution assets. The Retail Agri-products assets ultimately transferred to Agrium consist of net current assets (working capital) and non-current assets (intangible assets and property, plant and equipment).

The purchase price included in our annual financial statements is expected to be finalized later in 2014. The cash purchase price at December 31, 2013 for the net assets acquired was $485-million.

Other Acquisitions & Investments

In 2013, excluding the Viterra acquisition, we acquired 20 Retail locations through 14 completed transactions. Total consideration for the 2013 acquisitions excluding Viterra was approximately $60-million.

Incremental Expansion

The Vanscoy Project continued to be on schedule in 2013, with completion expected in the second half of 2014. The Vanscoy Project is expected to increase our annual potash production capacity by one million tonnes and reduce our overall potash cash cost of production by approximately $20 per tonne when total incremental production is fully operational by 2017. The project is expected to exceed previous spending estimates by approximately 25 percent, excluding sustaining capital scope and owner’s costs, due to labor shortages, contractor productivity and extreme weather conditions in Saskatchewan. The next and final major turnaround is scheduled over a 14-week period during the third and fourth quarters of 2014 to enable the final project tie-in to existing production.

The Egyptian Project remained shut down throughout 2013 due to civil unrest; however, we continued negotiations with the Egyptian government in respect of the potential resumption of the expansion project. There was a positive development in late 2013, with the Egyptian government issuing a decree supporting the recommencement of construction, and at this time, MOPCO is on-site and assessing the plant condition in anticipation of a restart of construction. However, it is too early to determine whether the project will be successfully completed.

The Profertil Project continued to proceed as anticipated, with start-up scheduled for the fourth quarter of 2014. The project is expected to increase the Profertil nitrogen facility’s total annual production capacity by approximately 125,000 tonnes of urea and 10,000 net tonnes of merchant ammonia. Additionally, the project is designed to significantly increase gas utilization efficiency, such that no additional gas is required to produce the additional volume, therefore significantly reducing anticipated per tonne production costs.

During the fourth quarter of 2013, Neptune Bulk Terminals (Canada) Ltd. completed construction of Agrium’s import terminal on the West Coast of Canada. This terminal will facilitate the handling and delivery of imported phosphate rock from Morocco for production at our facility in Redwater, Alberta, as the previous supply of phosphate rock from our mine at Kapuskasing, Ontario ceased in the second quarter of 2013, as the mine was closed due to depletion of its economic reserves.

Engineering and evaluation continues of the Borger, Texas brownfield expansion project with potential start up late 2015. The expansion will contribute approximately 600,000 tonnes of urea. Total cost of the project is expected to be approximately $720-million, or about $1,500 per tonne of incremental capacity.

Agrium’s nitrogen greenfield project assessment, slated for the Midwest Cornbelt of the U.S., continued in 2013 but due to the risk of cost escalation, the focus has shifted to finding a potential partner and long-term gas contract for the project. After finalizing scope and business impact assessments of our proposed Redwater brownfield opportunity, management has decided to defer any further evaluations to a future date. We are also evaluating a potential restart of our Kenai, Alaska nitrogen facility which would be dependent on the availability and cost of natural gas.

Securities Issuances

On May 31, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043 pursuant to a prospectus supplement under the 2012 Base Shelf Prospectus.

On November 22, 2013, we launched a commercial paper program (the “Commercial Paper Program”) pursuant to which we may issue up to $1-billion promissory notes or commercial paper maturing not more than one year from the date of issue (“notes”) in the United States.

Normal Course Issuer Bid

In May 2013, we announced that the Toronto Stock Exchange accepted our notice of intention to make a Normal Course Issuer Bid (“NCIB”). During 2013, we purchased 5,770,182 shares for total consideration of $498-million pursuant to the NCIB. Under the NCIB, and subject to certain restrictions, we can purchase for cancellation up to an aggregate total of 7,472,587 shares until May 20, 2014. The actual number of shares ultimately purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

ITEM 5 – DESCRIPTION OF THE BUSINESS

5.1   BUSINESS OF AGRIUM

Agrium is a retailer of agricultural products and services in the United States, Canada, Argentina, Brazil, Chile, Uruguay and Australia and a multi-national producer and wholesale marketer of nutrients for agricultural and industrial markets. Agrium’s strategy is to invest and operate across the agricultural inputs value chain (fertilizer, crop protection and seed), through production, distribution and retail sales. For the fiscal year ended December 31, 2013, Agrium reported its business through two core business units and a non-operating business unit for Corporate and inter-company eliminations. The two core business units are Retail and Wholesale. In December 2013 Agrium’s Board of Directors approved the transition of the agricultural business of our AAT business unit, consisting of our ESN and Micronutrient operations to our Wholesale business unit. See “Item 4 – General Development of the Business – 4.1 Three Year History – 2013”.

a)	SUMMARY

i) Products, Services and Markets

For additional information regarding the products, services and markets of Agrium’s business, see the discussion under the headings “Retail” on pages 28 to 37; “Wholesale” on pages 38 to 51; and “Advanced Technologies” on pages 52 to 53 of Agrium’s 2013 MD&A, which is incorporated herein by reference.

Retail

Agrium’s Retail business unit markets crop nutrients, crop protection products, seed, merchandise, application and other agronomic services through approximately 1,350 retail locations in the United States, Canada, Australia, Argentina, Chile, Brazil and Uruguay. North American Retail locations include approximately 860 branches, which are facilities supporting a specific market area and customer base, and approximately 240 satellites, which are used to position equipment and product to specific markets and customers in support of a branch. Our branches are also differentiated between high and low service customers. Low service branches generally serve larger customers and provide supply services but not ancillary services such as product application. High service branches generally serve smaller to medium size customers who require a broader range of services. The Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale sales of crop protection products to other retail operations.

Crop nutrients accounted for approximately 42 percent of Retail’s total sales in 2013. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each grower’s field based on soil fertility tests or plant tissue sampling. Agrium offers custom crop nutrient application services and employs a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of the Company’s crop nutrient application rigs are also capable of precision application using global positioning system (“GPS”) technology, which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Agrium’s Retail crop protection business was approximately 35 percent of Retail’s total sales in 2013. In North America, glyphosate represents a significant portion of Agrium’s Retail crop protection sales in 2013. Similar to crop nutrient application, Agrium employs a large fleet of crop protection application equipment. Seed treatment is also a growing service that we provide growers. This service involves applying chemical to seeds pre-planting to protect them from pests and disease. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight. Agrium sells private label and proprietary crop protection products through Loveland Products, Inc. (“LPI”) in North and South America.

Due to the growth of crop yields and the associated increased demand for and price of genetically modified seed in North America, Agrium’s Retail business unit has significantly grown its seed business with an average annual sales growth rate of 12.8 percent over the last three years. In addition to Dyna-Gro seed,

Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

In Australia, in addition to crop nutrient, crop protection and seed, Retail, through Landmark, also now offers a wide variety of livestock-related merchandise, including fencing, animal identification merchandise and various animal health products and services. Some of Landmark’s subsidiaries are also involved in the export of cattle and wool.

Agrium’s Retail business unit offers several agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. The Company owns and operates a laboratory in California where soil and petiole tests are performed. In the Western United States, the Company uses a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations. Retail’s Echelon precision agriculture offering includes services such as yield data mapping, record keeping, soil fertility management, variable rate fertility and variable rate seeding recommendations. In Australia, Retail offers various other services including wool sales and marketing, livestock auction services, insurance and real estate agency.

Wholesale

Agrium’s Wholesale business unit manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

Wholesale owns and operates five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas, United States. The majority of the nitrogen produced in Alberta is sold in Western Canada and the Northwestern and Northern Plains regions of the United States. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline to the U.S. Corn Belt. Wholesale also has a 50 percent joint venture ownership in Profertil. Product from Profertil is sold within Argentina and to other South American destinations. The Company also owns and operates a number of facilities that upgrade ammonia and urea to other products such as urea ammonium nitrate (“UAN”) solutions and nitric acid. Total annual capacity of these nitrogen plants is more than five million product tonnes (which includes our share of Profertil’s production). In addition, Agrium holds a 26 percent interest in a urea facility located in Egypt as discussed above under “General Development of the Business – Three Year History – 2013 – Incremental Expansion”.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Current nameplate capacity of this plant is just over two million product tonnes, and is expected to increase to three million product tonnes upon completion of the Vanscoy Project. The new capacity is expected to come on line in the second half of 2014 and ramp up to full capacity by 2017 as discussed above under “General Development of the Business – Three Year History – 2013 – Incremental Expansion”. Approximately 42 percent of Vanscoy’s potash production was sold internationally in 2013.

The Company’s Redwater, Alberta facility produces sulfur and phosphate-based fertilizers. Our Redwater, Alberta facility previously obtained rock from our Kapuskasing, Ontario mine before its closure in the second quarter of 2013 due to depletion of economic resources. The facility now sources rock from Morocco through a long term supply agreement with OCP S.A. This agreement covers rock supply for a period up to 2020, with purchase prices based on a formula derived from the global price for finished phosphate products. A second phosphate-based fertilizer production facility is located at Conda, Idaho, United States. Our Rasmussen Ridge rock mine in Caribou County, Idaho, United States supplies our Conda facility. Total annual capacity of these production facilities is approximately 1.2 million product tonnes. Products produced at these facilities are primarily marketed within North America.

In addition to the above production facilities, Wholesale operates several fertilizer granulation and blending plants in the United States.

Advanced Technologies

Agrium’s AAT business unit is a producer of enhanced efficiency fertilizers, including controlled-release crop nutrient technologies. AAT utilizes urea produced at the Company’s Wholesale Carseland facility in their production of ESN. AAT ceased to be a strategic business unit during 2013. We transferred the Agriculture assets and operations of AAT to our Wholesale business unit, and classified Turf and Ornamental and Direct Solutions operations of AAT as discontinued. See “General Development of the Business – Three Year History – 2013” and Note 27 to the 2013 Financial Statements which are incorporated by reference herein.

Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients and Micronutrients that are sold to the crop nutrient industry worldwide. AAT has numerous arrangements with distributors in North America. Controlled-release and Micronutrient technology products are produced in three production facilities located in the United States at Reese, Michigan; Fairbury, Nebraska and New Madrid, Missouri; and in Canada at Carseland, Alberta. AAT completed construction of a new controlled-release nutrient production facility at New Madrid, Missouri in 2010 and acquired, through its acquisition of Tetra Micronutrients, a specialty producer, marketer and distributor of custom liquid plant nutrition and dry Micronutrients, a Micronutrients production facility at Fairbury, Nebraska in 2011. AAT operates and markets product from Tetra Micronutrient’s dry granular facility, while LPI assumed operations of its liquid facility and markets production directly to Agrium Retail’s customers.

ii)     Transportation, Storage and Distribution

Wholesale has an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, U.S. Corn Belt, Great Plains, and southeast regions of the United States. In addition, Wholesale has European distribution capability via its 100 percent interest in Agrium Europe S.A. (“Agrium Europe”). In total, our global distribution and storage capacity amounts to over 2.5 million tonnes.

A significant portion of delivered costs of crop nutrient products to certain customers is attributable to transportation. Agrium has entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. Agrium leases approximately 4,500 railcars including both tank and hopper cars to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak-season transportation requirements. Agrium owns atmospheric and pressurized anhydrous ammonia storage, dry product and liquid product facilities at locations in Western Canada, and throughout the United States. Wholesale has a network of over 100 distribution warehouses. In Europe, Agrium Europe owns and leases over 450,000 tonnes of dry and liquid storage capacity at both port and inland sites. In addition, Profertil completed construction of a new terminal in 2012 on the Parana River, near the city of Rosario, Argentina. This terminal includes a dedicated berth and two 100,000 tonne dry storage buildings in a key agricultural region of Argentina. These locations, when combined with storage capability at the production facilities and leased warehousing, provide a network of field and production site storage capacity sufficient to meet customer requirements.

Our North American Retail distribution assets include 54 terminals and 18 distribution centers to support distribution of crop nutrients, crop protection products and seed. Terminals are major fertilizer storage facilities used to receive large quantities of fertilizer for redistribution to retail centers and to growers directly. Distribution centers are used to more effectively distribute crop protection products and seed. These facilities are used to coordinate product supply to the retail centers and allow us to manage inventory levels across our distribution network.

Due to the bulk nature of our crop nutrient and seed products, delivery to end users through the supply chain takes a significant amount of time. Supply chain management utilizing our extensive storage and distribution network and transportation capabilities allows us to ensure that crop nutrient and seed product is available to customers at the necessary time as growers have a short application and planting window, the precise timing of which is unpredictable due to both the seasonal nature of crop planting and the impact of weather.

iii)     Selected Financial Information

Sales classified by business unit and by product category for the Company’s two most recently completed financial years are provided in Note 27 to the 2013 Financial Statements, which are incorporated herein by reference.

b)	PRODUCTION METHODS

Production methods for Agrium’s manufactured products are set out below.

Nitrogen-based fertilizers

Ammonia:

Ammonia is produced by taking nitrogen from the air and reacting it with a hydrogen source, usually natural gas reformed with steam, to produce ammonia.

Urea and UAN:

Ammonia is the feedstock for the production of upgraded nitrogen products, including urea and UAN. Urea is produced by combining ammonia with carbon dioxide and forming liquid urea, which can be further processed into a solid, granular form. UAN is a liquid fertilizer and is produced by combining liquid urea, liquid ammonium nitrate and water.

Potash

The Company produces potash using conventional mining methods from one kilometer deep ore bodies. The mined ore is a mixture of potash, salt and clay. Removing the clay and salt through a milling process produces saleable potash.

Phosphate

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulfur (or sulfuric acid). The Company extracts phosphate ore using surface mining techniques and, beginning in 2013 also commenced purchasing phosphate rock for use in our Redwater, Alberta facility under a long-term supply agreement. The ore is mixed with recycled water to form slurry and then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate rock. The phosphate rock is then reacted with sulfuric acid to produce phosphoric acid. The majority of the sulfuric acid used is produced from burning sulfur and reacting it with water. The phosphoric acid is then reacted with ammonia to form a granular product or concentrated to form liquid product.

Sulfate

Ammonium sulfate is produced by reacting ammonia and sulfuric acid and then granulated to form a solid granular product.

Fertilizer Technologies and Professional Products

We use one production method which is a coating method, where various fertilizer substrates are encapsulated to provide a desired release profile.

c)	SPECIALIZED SKILL AND KNOWLEDGE

Our specialized coating processes require extensive research and development and precise engineering to consistently produce high quality product. In order to maintain competitive advantage in the controlled-release market, we must also consistently innovate and test its products in the field, which requires thorough agronomic research.

d)	COMPETITIVE POSITION

The market for Agrium’s nutrients and crop production inputs is highly competitive. The Company’s competitors include other large integrated fertilizer producers, cooperatives, divisions of agribusiness companies, regional distributors and independent dealers.

Agrium Wholesale owns 14 production facilities in North and South America across the nitrogen, potash and phosphate spectrum; two mines; and an extensive distribution and storage network throughout North America and internationally through Agrium Europe. Agrium Retail operates approximately 1,150 retail locations, 54 terminals, 6 plants and 21 distribution centers in North and South America. Agrium is a major distributor of crop nutrients, crop protection products and seed in a highly competitive industry. The principal competitors in the distribution of crop production inputs include agricultural co-operatives, national fertilizer producers and distributors, and independent distributors and brokers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. The Company competes with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizer markets is based largely on price, reliability and deliverability. The relative cost and availability of phosphate and potash ore, and the efficiency of production facilities, are also important competitive factors. Domestic competition for phosphate and potash comes mainly from a small number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market.

Wholesale develops, markets and distributes controlled-release nutrients serving the agriculture and specialty agriculture markets.

e)	SOURCES OF RAW MATERIALS

A discussion of the Company’s sources of primary raw materials used in the manufacture of nitrogen-based fertilizers, potash and phosphate-based fertilizers is under the headings “Nitrogen [N] Products”, “Potash [K] Products”, “Phosphate [P] Products”, and “Ammonium Sulfate and Other Wholesale Products”, on pages 43 to 45, 46 to 47, 48 to 49, and 49, respectively, of Agrium’s 2013 MD&A, which is incorporated herein by reference.

f)	INTANGIBLE PROPERTIES

Agrium has registered and pending trademarks in Canada, the United States and other countries where its products are sold. The following table summarizes its main trademarks:

Trademark	Countries
A® DESIGN	Argentina, Canada, United States
ACCOMPLISH®	Argentina, Canada, United States
AGRIUM®	Argentina, Australia, Austria, Belize, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Columbia, Costa Rica, Croatia, Czech Republic, Denmark, El Salvador, Estonia, Finland, France, Germany, Great Britain, Greece, Guatemala, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Italy, Ireland, Japan, Kenya, Latvia, Lebanon, Lithuania, Malaysia, Mexico, Montenegro, New Zealand, Nicaragua, Nigeria, Norway, Panama, Peru, Poland, Portugal, Romania, Serbia, Singapore, Slovakia, Slovenia, South Africa, Switzerland, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United States, Venezuela, Vietnam

Trademark	Countries
AGRIUM™	Albania, Algeria, Belarus, Bosnia-Herzegovina, Ecuador, Israel, Macedonia, Moldova, Pakistan, Paraguay, Russian Federation, Uruguay
AGRIUM® and DESIGN	Albania, Argentina, Australia, Austria, Belize, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Columbia, Costa Rica, Croatia, Czech Republic, Denmark, El Salvador, Estonia, Finland, France, Germany, Great Britain, Greece, Guatemala, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Italy, Ireland, Japan, Kenya, Latvia, Lebanon, Lithuania, Malaysia, Mexico, Montenegro, New Zealand, Nicaragua, Nigeria, Norway, Panama, Peru, Poland, Portugal, Romania, Russian Federation, Serbia, Singapore, Slovakia, Slovenia, South Africa, Switzerland, Taiwan, Thailand, Turkey, Tunisia, Ukraine, United States, Venezuela, Vietnam
AGRIUM™ and DESIGN	Algeria, Belarus, Bosnia-Herzegovina, Ecuador, Israel, Macedonia, Moldova, Pakistan, Paraguay, Uruguay
AGRIUM ADVANCED TECHNOLOGIES®	Argentina, Australia, Benelux, Brazil, Canada, Costa Rica, Chile, China, France, Germany, Great Britain, Ireland, Italy, Japan, Korea, Malaysia, Mexico, New Zealand, Singapore, South Africa, Taiwan, Thailand, United States
AGRIUM ADVANCED TECHNOLOGIES® and DESIGN	Argentina, Australia, Benelux, Canada, Costa Rica, Chile, China, France, Germany, Great Britain, Ireland, Italy, Japan, Korea, Malaysia, Mexico, New Zealand, Singapore, South Africa, Taiwan, Thailand, United States
AGRIUM WHERE THE FUTURE IS GROWING and DESIGN®	Australia, Canada, New Zealand, United States
AGVANTAGE™	Australia
AGVANTAGE and DESIGN™	Australia
AGVANTAGE AND INNOVATIVE SOLUTIONS and DESIGN®	Australia
AGVANTAGE WHOLESALE GROUP™	Australia
AGVANTAGE WHOLESALE GROUP and DESIGN™	Australia
AMP®	Canada, United States
AMP and DESIGN®	Australia, Canada, China, Hong Kong, Indonesia, Korea, Japan, Malaysia, Philippines, Taiwan, Vietnam, United States
BLACK LABEL®	Canada, United States
CHOICE®	Argentina, Bolivia, Brazil, Chile, Costa Rica, Ecuador, Guatemala, Honduras, Nicaragua, Peru, Paraguay, El Salvador, United States
CHOICE WEATHER MASTER®	Australia, Canada
CROP PRODUCTION SERVICES AND DESIGN®	Canada, United States
DALGETY®	Australia, China, India
DIRECT SOLUTIONS®	Canada, United States

Trademark	Countries
DURATION CR®	Belize, Canada, China, European Community (CTM), Hong Kong, India, Indonesia, Israel, Italy, Korea, Japan, Malaysia, Philippines, South Africa, Taiwan, United States, Vietnam
DURATION CR™	Brazil
DURATION CR® and DESIGN	Argentina, Australia, Belize, Benelux, Canada, Chile, China, European Community (CTM), Germany, Great Britain, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, South Africa, South Korea, Taiwan, Thailand, United States, Vietnam
DURATION CR™ and DESIGN	Brazil
DURATION®	Argentina, Australia, Belize, Benelux, Canada, Chile, China, European Community (CTM), Germany, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, New Zealand, South Africa, South Korea, Taiwan, Thailand, United States, Vietnam
DURATION™	Brazil, Mexico
DYNA-GRO®	Australia, United States
DYNA-GRO SEED (Device)®	Australia
DYNA-SHIELD®	United States
ESN and DESIGN®	Argentina, Australia, Canada, Chile, China, European Community (CTM), Croatia, Iceland, India, Indonesia, Israel, Japan, Liechtenstein, Macedonia, Malaysia, Mexico, Monaco, New Zealand, Norway, Philippines, San Marino, South Africa, South Korea, Switzerland, Turkey, United States, Vietnam
ESN and DESIGN™	Brazil
ESN®	Argentina, Australia, Canada, Chile, China, European Community (CTM), Croatia, Iceland, India, Indonesia, Israel, Japan, Liechtenstein, Macedonia, Malaysia, Mexico, Monaco, New Zealand, Norway, Philippines, San Marino, South Africa, South Korea, Switzerland, Turkey, United States, Vietnam
ESN™	Brazil
FOOTHILLS®	Canada
GENFARM®	Australia
GROWING TOGETHER™	Canada
GROWING TOGETHER®	United States
GROWING TOGETHER and DESIGN®	Australia, Canada, European Community (CTM), United States
HELIOS®	United States
INTENSITY ONE®	Australia
LANDMARK®	Australia
LECI-TECH®	Australia, Canada, Chile, Mexico, New Zealand, Peru, United States, Uruguay
LECI-TECH™	Argentina, Brazil

Trademark	Countries
LI 700®	Algeria, Australia, Bolivia, Brazil, Columbia, Canada, Chile, Ecuador, El Salvador, European Community (CTM), France, Guatemala, Honduras, Ireland, Israel, Mexico, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Poland, South Africa, Spain, Switzerland, Taiwan, United States, Uruguay
LIBERATE®	Argentina, Australia, Bolivia, Brazil, Canada, Chile, Costa Rica, Dominican Republic, El Salvador, European Community (CTM), Guatemala, Honduras, Mexico, Nicaragua, Panama, Peru, Poland, Paraguay, South Africa, United States
LOVELAND PRODUCTS®	Australia, Chile, Columbia, Paraguay, United States, Uruguay
LOVELAND PRODUCTS™	Argentina, Brazil, Canada
LOVELAND PRODUCTS and DESIGN®	Australia, Canada, Chile, Columbia, Paraguay, United States, Uruguay
LOVELAND PRODUCTS and DESIGN™	Argentina, Brazil
MAKAZE®	Australia, United States
MAKAZE™	Canada
MAKAZE YIELD PRO®	United States
MAKAZE YIELD PRO™	Canada
MATADOR®	United States
MSO®	United States
N-PACT®	Australia, Canada, United States
N-PHURIC®	United States
NITROFORM®	Australia, Canada, European Community (CTM), Finland, France, Hong Kong, Indonesia, Ireland, Japan, Malaysia, New Zealand, Norway, Philippines, South Africa, South Korea, Sweden, Switzerland, Taiwan, United States, Vietnam
NITROFORM™	Italy
NU-GRO®	Australia, Benelux, Canada, China, Denmark, Finland, France, Great Britain, Ireland, Italy, Hong Kong, Japan, Malaysia, Norway, Portugal, South Korea, Switzerland, Sweden, Taiwan, Vietnam
NU-GRO™	Chile, Indonesia
NU-SPEC®	Canada, Chile, China, European Community (CTM), Hong Kong, Indonesia, Japan, Malaysia, Philippines, South Korea, Taiwan, United States, Vietnam
NUTRALENE®	Australia, Canada, China, European Community (CTM), Finland, Germany, Great Britain, Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Norway, South Korea, Sweden, Switzerland, Taiwan, United States, Vietnam
PANZER®	Australia

Trademark	Countries
POLYON®	Anguilla, Aruba, Australia, Belize, Bermuda, BES Islands, British Virgin Islands, Canada, Cayman Islands, Costa Rica, Curacao, Chile, China, European Community (CTM), Dominican Republic, El Salvador, France, Great Britain, Grenada, Honduras, Hong Kong, Indonesia, Jamaica, Japan, Malaysia, Mexico, Montserrat, New Zealand, Panama, South Africa, South Korea, Singapore, St. Lucia, St. Martin, St. Vincent, Turks & Caicos, United States, US Virgin Islands, Vietnam
POLYON™	Argentina, Bahamas, Barbados, Brazil, Guatemala, Haiti, Nicaragua, Puerto Rico, Trinidad & Tobago
POLYON and DESIGN®	Anguilla, Aruba, Australia, Belize, Bermuda, BES Islands, Brazil, British Virgin Islands, Canada, Cayman Islands, Costa Rica, Curacao, Chile, China, European Community (CTM), Dominican Republic, El Salvador, France, Great Britain, Honduras, Hong Kong, Indonesia, Jamaica, Japan, Malaysia, Mexico, Montserrat, New Zealand, Nicaragua, Panama, South Africa, South Korea, Singapore, St. Lucia, St. Martin, St. Vincent, Trinidad & Tobago, Turks & Caicos, United States, US Virgin Islands, Vietnam
POLYON and DESIGN™	Argentina, Bahamas, Barbados, Guatemala, Haiti, Puerto Rico
POLYON INSIDE and DESIGN®	Australia, Canada, China, European Community (CTM), Great Britain, Hong Kong, Japan, Malaysia, Mexico, New Zealand, Singapore, South Korea, United States
POLYON INSIDE and DESIGN™	Chile
POLYON NPK®	Brazil, Chile, European Community (CTM), United States, Vietnam
POLYON NPK™	Argentina
PRECISE®	Argentina, Chile, Indonesia, Japan, Philippines, South Korea, United States, Vietnam
PRECISE™	Brazil, India
PRECISE and DESIGN®	Argentina, Chile, Indonesia, Japan, South Korea, United States, Vietnam
PRECISE and DESIGN™	Brazil, India
RAINBOW®	Canada, United States
RE-NFORCE®	Canada, United States
RIFLE®	United States
RISER®	Canada, United States
SALVO®	Canada, United States
SNIPER®	Canada, United States
STARTUP®	Canada
TITAN®	United States
ULTRAYIELD and DESIGN®	Argentina, Australia, Canada, China, Croatia, European Community (CTM), Hong Kong, Iceland, Indonesia, Japan, Liechtenstein, Mexico, New Zealand, Philippines, Switzerland, Taiwan, United States
ULTRAYIELD and DESIGN™	Malaysia

Trademark	Countries
WEATHER GARD COMPLETE®	Australia, Uruguay
WEATHER GARD COMPLETE™	Argentina
XCU®	Anguilla, Argentina, Aruba, Australia, Belize, BES Islands, British Virgin Islands, Cayman Islands, Canada, Chile, China, European Community (CTM), Costa Rica, Curacao, Dominican Republic, El Salvador, France, Guatemala, Honduras, India, Indonesia, Israel, Jamaica, Japan, Malaysia, Mexico, Montserrat, New Zealand, Nicaragua, Panama, Philippines, Singapore, South Korea, St. Marten, St. Vincent, Switzerland, Turks & Caicos, United States, US Virgin Islands, Vietnam
XCU™	Bahamas, Barbados, Bermuda, Brazil, Grenada, Haiti, Puerto Rico, St. Lucia
XCU and DESIGN®	Anguilla, Argentina, Aruba, Australia, Belize, BES Islands, British Virgin Islands, Cayman Islands, Canada, Chile, China, European Community (CTM), Costa Rica, Curacao, Dominican Republic, El Salvador, France, Guatemala, Honduras, Indonesia, Israel, Jamaica, Japan, Malaysia, Mexico, Montserrat, New Zealand, Nicaragua, Panama, Philippines, Singapore, South Korea, St. Marten, St. Vincent, Switzerland, Turks & Caicos, United States, US Virgin Islands, Vietnam
XCU and DESIGN™	Bahamas, Barbados, Bermuda, Brazil, Grenada, Haiti, India, Montserrat, Puerto Rico, St. Lucia, Trinidad & Tobago

It has been Agrium’s practice to seek patent protection for inventions and improvements that are likely to be incorporated into its products and to protect the freedom to use its inventions in its manufacturing processes. Agrium considers several factors in assessing the materiality of its patents including but not limited to scope and breadth of claims, sales volumes of products incorporating the technology, strategic importance and patent duration. Agrium has registered patents in Canada, the United States and other countries where its products are sold. The following table summarizes its main patents:

Title	Patent Number	Coverage
Process for Producing Improved Sulfur-Coated Urea Slow Release Fertilizers	US 5 599 374	Australia, Canada, China, Europe, Japan, Mexico, New Zealand, United States
Controlled Release Plant Nutrients	US 5 803 946	Canada, United States
Machine System and Process for Producing (Cont II) (Continuation of Polyon 292 patent)	US 5 858 094	United States
Polymer-Sulfur-Polymer Coated Fertilizers	US 6 338 746	Australia, China, United States
Machine System and Process for Producing (III) (Continuation of Polyon 292 patent)	US 6 537 611	United States
Controlled Release Fertilizers and Methods of Production Thereof	US 6 663 686	Canada, United States
Controlled Release Fertilizer Composition	US 7 771 505	Australia, United States
Use of Seed Flour As Soil Pesticide	EU 1530421	Europe: France, Germany, United Kingdom, Italy, Spain

Title	Patent Number	Coverage
Sprout Inhibition Compositions Comprising Chlorpropham and Substituted Naphthalenes and Methods of Using Same	US 5 622 912	Australia, Brazil, Canada, Egypt, Germany, Hungary, New Zealand, Poland, South Africa, Spain, Turkey, United States
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 681 366	Australia, Brazil, Canada, Egypt, United States
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 759 226	Australia, Brazil, Canada, Egypt, United States
Method of Controlling Sprout Formation in Potatoes by Selective Application of Chlorpropham, Carvone, Benzothiazole and Ethylene	US 5 811 372	Australia, Canada, Egypt, Germany, New Zealand, United States
Seed Treatment Method	US 6 386 126	United States
Real-time plant nutrition prescription	US 6 549 851	United States
Seed Treatment Method	US 6 591 767	United States
Lecithin-Containing Drift Reduction Composition For Use in Spraying Agricultural Acreage	US 6 797 673	United States
Herbicide Microemulsion-Forming-Concentrates, Microemulsions, and Methods	US 6 803 345	Australia, Brazil, Canada, France, Germany, Italy, United Kingdom, United States
Herbicide Composition Comprising Herbicide Compound in Acid Form and Acidifying Agent	US 6 906 004	Australia, Brazil, Canada, France, Germany, Italy, Japan, United Kingdom, United States
Herbicide Microemulsion-Forming-Concentrates, Microemulsions, and Methods	US 7 094 735	Australia, Brazil, Canada, France, Germany, Italy, United Kingdom, United States
Herbicide Compositions Comprising Suspension Concentrate with Glyphosate Acid, Methods of Preparation, and Methods Of Use	US 7 776 790	United States
Brassica juncea lines bearing endogenous edible oils	US 6 303 849	United States
Brassica juncea lines bearing endogenous edible oils (additional claims)	US 6 787 686 CA 2 253 984	United States Canada (additional claims)
Brassica AHAS Genes and Gene Alleles that provide resistance to Imidazolinone Herbicides	US 7 355 098	United States
Plant fad2 coding sequence balancing for Fatty Acid Profiling in Edible Oils	AU 2003204171	Australia

Title	Patent Number	Coverage
Brassica AHAS Genes and Gene Alleles that provide resistance to Imidazolinone Herbicides	AU 2005202636	Australia
Brassica AHAS Genes and Gene Alleles that provide resistance to Imidazolinone Herbicides (additional claims)	AU 2011204774	Australia

While these trademarks and patents constitute valuable assets, Agrium does not regard any single trademark or patent as being material to its operations as a whole.

g)     SEASONALITY

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Our cash collections generally occur after the application season is complete.

A further discussion of the seasonality of the Company’s business by reportable segment is contained under the headings “Retail – Quarterly Results”, “Wholesale – Quarterly Results”, and “AAT – Quarterly Results”, on pages 37, 50, and 53, respectively, of Agrium’s 2013 MD&A, which is incorporated herein by reference.

h)     ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the time of plant or mine closure, and beyond.

The environmental requirements for new projects typically focus on: baseline site conditions; ensuring that the design and equipment selection meet operating requirements; the satisfaction of permitting, pre-construction studies, discharge and other operating requirements; and the use of appropriate safeguards during construction.

Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations, which may limit or regulate: operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of plant closure can be of two types: environmental remediation that did not come due or arise until operations ceased; or asset retirement obligations stipulated by contractual or constructive obligations or other legal requirements. Asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

We record provisions under IFRS for environmental remediation and asset retirement. Provision amounts are provided in Note 20 to our 2013 Financial Statements, which are incorporated herein by reference. If a matter does not meet the requirements for recognition as a provision under IFRS, it is classified as an environmental contingency.

Environmental Contingencies

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management; we are assessing and investigating some sites and remediating or monitoring others. New information, including changes in regulations or results of investigations by regulatory bodies, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors, including the method and extent of the remediation and cost-sharing arrangements with other parties involved.

In assessing whether we would accrue a provision, at each reporting period we undertake a provision review process. Our process includes a review by in-house legal counsel in consultation with internal accounting, business unit and other technical staff to determine whether current information available to us supports our estimates of the financial effect of these matters and our related disclosures. Where appropriate, in-house legal counsel consults with external counsel as to its analysis and conclusions about the facts of each case, the status of litigation, and discussions and correspondence with third parties. We also review publicly available information for similar matters involving other companies. Our review includes previously assessed matters and an assessment as to whether any new matters require review.

Some remediation activities at our sites are subject to the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Resource Conservation and Recovery Act (“RCRA”) and similar federal, state, provincial and local environmental laws. CERCLA provides for phases of remediation (investigation, risk assessment, remedy selection, remedial design and construction, maintenance and long-term monitoring, and closure) under regulatory oversight. Remediation activities at our sites are predominantly in the investigation phase.

For the matters described below, at the date of issuance of our 2013 Financial Statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued for the ultimate resolution of these matters. Reasons for this determination include: complexity of the matters; early phases of most proceedings; lack of information on the nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and the extent of our financial exposure, it is not practical to make a reliable estimate of the financial effect of these matters. As negotiations, discussions and assessments proceed, we may provide estimates. Events or factors that could alleviate our current inability to make reliable estimates for these matters include: further identification of allegations or demands; completion of remediation phases; a ruling by a court; or initiation of substantive settlement negotiations.

United States Environmental Protection Agency Phosphate Industry Initiative

In 2003, the United States Environmental Protection Agency (“EPA”) began investigating the phosphate industry as part of its National Enforcement Initiative regarding the mineral processing industry. The purpose of the EPA’s National Enforcement Initiative is to ensure that waste resulting from mineral processing is managed in accordance with RCRA regulations. RCRA is the federal statute that governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA is also evaluating the industry’s compliance with certain U.S. Clean Air Act (“CAA”) programs, including Prevention of Significant Deterioration (“PSD”) and Maximum Achievable Control Technology (“MACT”), the U.S. Emergency Planning and Community Right to Know Act (“EPCRA”) and CERCLA.

In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with CAA, RCRA, CERCLA and relevant state law. The EPA notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium, of potential violations of RCRA, CAA, EPCRA and CERCLA at the Conda facility.

In 2007, the EPA issued a notice of violation (“NOV”) to Nu-West alleging certain violations of the CAA and MACT at phosphoric acid production facilities, primarily involving pollution control equipment as well as start-up, shut-down and malfunction procedures. Nu-West formally responded to the EPA allegations; however, the NOV remains open. The EPA has yet to identify any further allegations or demands.

In 2008, the EPA issued a NOV to Nu-West identifying certain alleged violations of RCRA, focusing principally on the government’s interpretation of the Bevill exemption, among other regulatory standards. Nu-West is cooperating with the government’s inquiry and is in active discussion to resolve the EPA’s allegations. Among other activities designed to assist in obtaining resolution of the EPA’s claims, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations by means of an environmental assessment pursuant to section 3013 of RCRA. Nu-West is working cooperatively with the EPA and the IDEQ to negotiate work scopes to advance this assessment. In 2013, Nu-West continued to perform site assessment activities and we expect that the assessment will be substantially complete by 2014; however, final completion will be dependent on the results of the assessment.

Nu-West, along with other industry members also being evaluated under the same National Enforcement Initiative, is involved in ongoing discussions with the EPA, the U.S. Department of Justice (“DOJ”) and various environmental agencies to resolve these matters. Although Agrium is uncertain as to how the matters will be resolved or if litigation will ensue, potential resolution of the government’s RCRA allegations may be by a settlement and may include requirements to pay certain penalties, which Agrium currently believes will not be material, modify certain operating practices and undertake certain capital improvement projects, and to provide financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system at the Conda facility, as well as resolve the RCRA section 3013 voluntary consent order site investigation findings. Nu-West continued to negotiate the terms of settlement with the EPA and DOJ.

In 2008, the EPA further notified Nu-West that the government had commenced investigation of phosphate industry compliance with certain provisions of CERCLA and EPCRA. In March 2011, the EPA issued a NOV to Nu-West alleging violations of certain emissions reporting and related requirements under CERCLA and EPCRA. Nu-West has performed technical research in support of developing reporting protocols and had discussions with the EPA in response to these allegations. The EPA discussions with Nu-West and other industry members are ongoing.

Legacy Environmental Remediation Activities: Idaho Mining Properties

Nu-West has performed, is performing, or in the future may perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 until as late as 1997. Selenium, a trace mineral essential for optimal human health, but which can be toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. government and other phosphate producers have been working diligently to identify the sources of selenium contamination, develop remedies for the closed mines and implement best practices to ensure selenium issues do not become a concern for current and new mining operations.

In 2009, Nu-West initiated a lawsuit against the U.S. government, which is the owner and lessor of four of the historic mine sites (the “Lawsuit”). The Lawsuit was brought under CERCLA to determine the U.S. government’s liability to pay for a material portion of the past and future investigation and remediation costs for those sites. In 2013, the U.S. government and Nu-West reached final settlement terms, whereby the U.S. government will: (a) pay 33 percent of past and future investigation and remediation costs; and (b) contribute, independent of its 33 percent share, all the funds remaining from the government’s recovery of approximately $16-million in a bankruptcy proceeding involving Washington Group International, a past responsible party at the historic mine sites, which remaining funds are estimated to be approximately $7-million. Nu-West has not accrued any amounts for potential recoveries from third parties. Since reaching this settlement with the U.S. government, Nu-West has executed subsequent agreements with federal and state environmental agencies under CERCLA establishing the scope of preliminary work to be conducted at the four historic mine sites. Nu-West commenced the preliminary scope of work in 2013, and it is expected to take one to three additional years to complete. Completion of the preliminary phase of work will enable Nu-West and the agencies to determine what, if any, further remediation work will be required.

Legacy Environmental Remediation Activities: Manitoba Mining Properties

As part of the acquisition in 1996 of Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium, we assumed certain liabilities associated with the Fox Mine Site, a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site in order to meet downstream water quality standards. Viridian has substantially completed the investigation phase of remediation and we are currently commencing remedial alternatives selection. We expect to receive approval of a remedial design within the next 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of the information would seriously prejudice our position.

Climate Change and Greenhouse Gas Issues

Directly and indirectly, Agrium generates greenhouse gas (“GHG”) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In the province of Alberta, legislation has been enacted that applies to facilities emitting greater than 100,000 tonnes of CO2 equivalent (“CO2e”) per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to their 2003–2005 average baseline. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by purchasing qualifying emission offsets from other sources in Alberta or by contributing to the Climate Change and Emissions Management Fund (“the Fund”). Historically, the contribution costs to the Fund have been set at $15 per tonne of CO2e.

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations (total typical annual emissions of approximately 750,000 tonnes, excluding NH3-1 emissions, which can contribute up to approximately 420,000 tonnes of CO2e); Carseland Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes), in each case depending on operating time, which is influenced by market demand and supply factors. The annual impact of this legislation on Agrium is expected to range from $1-million to $4-million a year going forward based on a valuation of $15 per tonne, depending on variations in production from year to year, which will directly impact CO2e emissions. These expected annual costs are lower than they otherwise could have been, due in part to Agrium’s implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency, the purchase of emission offset credits, as well as the operation of a cogeneration facility in partnership with TransCanada Energy Ltd. at Carseland that captures waste heat and produces emission offset credits. Agrium has also been involved in the development of the Nitrous Oxide Emissions Reduction Protocol (“NERP”), which is designed to generate credits for farmers who reduce their nitrous oxide (“N2O”) emissions. NERP was approved by Alberta Environment in October 2010. The implementation of NERP is expected to result in more effective farm application of nitrogen fertilizer, reduced GHG emissions at the farm level and the introduction of additional low-cost offsets to the market.

Agrium’s Canadian retail arm, Crop Production Services (Canada), has a branded service called Carbon Reduction Offset Credit for the aggregation of carbon offsets in accordance with established government regulatory protocols on GHG reduction.

Agrium will continue to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets in an effort to achieve a pragmatic and realistic compliance system that preserves the global competitiveness of the industry. To that end, Agrium and the Canadian fertilizer industry are currently in discussions with the Government of Canada on the industry’s GHG reduction target to help meet Canada’s commitment pursuant to the Copenhagen Accord to reduce GHG emissions by 17 percent below 2005 levels by 2020. In an effort to reduce CO2e emissions, Agrium has also developed strategies to improve energy efficiency in our operations, capture and store carbon, reduce the amount of N2O emissions from our nitric acid facilities and reduce emissions in agriculture.

About 60 percent of the natural gas required to produce ammonia, the basic building block of all nitrogen fertilizer, is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process are fixed by the laws of chemistry and cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency, which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements and the Fort Saskatchewan facility is currently being used as a demonstration project for implementing an additional energy efficiency program for our nitrogen operations. Independent government-sponsored studies estimate that a further 3 percent to 5 percent reduction in combustion emissions intensity may be theoretically attainable for the Canadian industry but will be a challenging and potentially cost prohibitive target.

Where feasible, Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery (“EOR”), industrial use or underground storage. At our Borger, Texas operation, approximately 315,000 tons of CO2 were captured in 2013 for EOR. In 2007, Agrium signed an agreement to capture CO2 emissions from our Redwater, Alberta facility for EOR, where we sell the CO2 to a third party who will manage the total project relating to the CO2 transmission and EOR. This project is scheduled to become operational in late 2015; in the prior year, the project had been planned to become operational in early 2015. The change to late 2015 was due to revised time frames issued by the builders of the Alberta Carbon Trunk Line.

Agrium also has installed N2O reduction technology at two of our three operating U.S. nitric acid plants and has plans to install N2O reduction technology at our third plant during 2015 or beyond depending on reduction technology performance currently under evaluation.

In addition to the stewardship initiatives at our manufacturing plants, Agrium and the fertilizer industry are also promoting efforts to reduce GHG emissions at the farm field level, where we are working with several groups to promote 4R nutrient stewardship (use of the right fertilizer source at the right time in the right rate and in the right place). Through this stewardship system, farmers are reducing field emissions of GHGs. Careful placement, timing, attention to rate and product selection (all tenets of the 4R system) can significantly reduce these common agricultural emissions.

Agrium estimates that the production stage of its operations accounts for roughly 95 percent of its overall emissions. In 2011, Agrium met its 2020 commitment to reduce North American GHG emissions intensity by 10 percent from 2005 levels. The GHG emissions intensity reduction target was met ahead of schedule, primarily through the closure of less carbon-efficient facilities and increased production at more carbon-efficient facilities. Agrium is currently considering an updated and more stringent GHG emissions intensity reduction target.

In the U.S., the EPA has recently enacted GHG emissions legislation that establishes a reporting program for emissions of CO2, methane and other GHGs, as well as a permitting program for large GHG emissions sources. While the U.S. Congress has considered various legislation to reduce or tax GHG emissions, to date it has not enacted any laws in that regard. However, if Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform could include a carbon tax.

i)    ENVIRONMENTAL PRACTICES AND POLICIES

Agrium has well-defined environmental, health, safety and security (“EHS&S”) programs and processes, committed leadership, and a responsible workforce. In addition to a Corporate EHS&S Department, it has established an EHS&S organization in each business unit with clear lines of reporting and accountability. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in its operations and activities. Agrium stewards to an integrated EHS&S management system, which includes a policy and system documenting EHS&S management and performance expectations applicable to Agrium’s facilities. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations.

Continuous improvement and performance monitoring of Agrium’s operations are effected in part through six technical committees, two management committees and the Board EHS&S Committee (“BEC”), and in part through various business unit initiatives. The six technical committees include Health and Safety, Security and Crisis Management, Environmental Management System and Auditing, Environmental Liability (Asset Retirement Obligations and Environmental Remediation Liabilities), Product Stewardship and Performance Monitoring. These committees report through the Corporate EHS&S Department. The development of environmental management systems standards, guidance documents and continuous improvement occur at the level of the six technical committees and the Corporate EHS&S Department. The Corporate EHS&S Department reports through the business unit level EHS&S leaders’ committee, where performance and risk management issues are addressed. The EHS&S leaders’ committee reports through the Corporate EHS&S Committee (“CEC”), which in turn reports to the BEC. Policy and strategy are reviewed annually at the CEC level for relevancy and modified as appropriate. The BEC has an oversight responsibility for EHS&S governance. These committees meet on a recurring basis to monitor performance against annual and longer term performance goals, to discuss plans and strategies relating to our processes, and to evaluate opportunities for improving our systems.

Technical support and compliance assurance for Agrium’s operations are managed at three levels within the organization: the facilities level, business unit level and corporate level. Self-audits are performed annually at wholly-owned Agrium facilities and reported to business unit EHS&S departments. Audit findings are characterized as low, medium or high risks and a corrective action plan is implemented to correct identified deficiencies in a timely manner. At the business unit level, business unit personnel conduct separate compliance and systems audits of facility locations. These business unit level audits can be of three types: EHS&S compliance audits, process safety and risk management audits and EHS&S management system audits. The business unit performs one or more of these different types of audits on facilities at least once every three years. It is the responsibility of the business units to ensure that any corrective action regarding the facility audits is implemented. At the corporate level, Corporate EHS&S staff are responsible for maintaining integrated systems, performance monitoring and conducting business unit EHS&S audits. The use of a three-tiered compliance assurance program enables Agrium to achieve continuous improvement and consistent management practices at its facilities and in its operations.

Agrium also maintains ongoing, close working relationships with industry associations and regulatory agencies. This helps Agrium ensure risk management strategies are developed and new regulations are known, understood, and met in a timely fashion.

j)	EMPLOYEES

As of December 31, 2013, Agrium employed approximately 15,800 people. The breakdown of employees is as follows:

Business Unit	Number of Employees
Retail	12,000
Wholesale	2,800
AAT	600
Corporate	400

Total	15,800

Wholesale hourly employees at the following sites are represented by labor unions with the contract expiration date for each plant shown in parenthesis: Vanscoy, Saskatchewan (April 30, 2015); Americus, Georgia (June 30, 2015); and Florence, Alabama (July 14, 2015).

Retail hourly employees at the following sites are represented by labor unions with the contract expiration date for each facility shown in parenthesis: Regina, Saskatchewan (December 31, 2014); Greenville, Mississippi (August 28, 2016); Mulberry, Florida (May 31, 2015); and legacy Viterra (now Crop Production Services (Canada) Inc.) at various locations (October 31, 2015).

In South America, there are a total of 231 union employees working at various ASP-Retail sites in Argentina and Uruguay.

5.2	RISK FACTORS

If any event arising from the risk factors set forth below occurs, our business, financial condition, results of operations, cash flow, the trading prices of our common shares and, in certain cases, our reputation could be materially adversely affected. When assessing the materiality of the following risk factors, we take into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor.

Risks Relating to Our Operations

Our business is cyclical, resulting in periods of industry oversupply during which our results of operations tend to be negatively impacted.

Historically, selling prices for our products have fluctuated in response to periodic changes in supply and demand conditions. Demand is affected by planted acreage and application rates, driven by population growth, changes in dietary habits, non-food usage of crops such as the production of ethanol and other biofuels, among other things. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies and global trade.

Periods of high demand, high capacity utilization and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and selling prices and capacity utilization to decline. Future growth in demand for our products may not be sufficient to absorb excess industry capacity.

During periods of industry oversupply, our results of operations tend to be affected negatively as the price at which we sell our products typically declines, resulting in possible reduced profit margins, write-downs in the value of our inventory and temporary or permanent curtailments of production.

We face intense global competition from other crop nutrient producers.

We are subject to intense price competition from both domestic and foreign sources. Crop nutrients, including nitrogen, potash and phosphate, are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality. We compete with a number of domestic and foreign producers, including state-owned and government-subsidized entities.

Competitors and potential new entrants in the markets for nitrogen, concentrated phosphate crop nutrients and potash have in recent years expanded capacity or begun, or announced plans, to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions, changes in such conditions or other factors may cause delays or cancellation of some of these ongoing or planned projects, or result in the acceleration of existing or new projects, is uncertain.

Some of these competitors have greater total resources, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. Our competitive position could suffer to the extent we are not able to expand our own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships.

In particular, China, the world’s largest producer and consumer of fertilizers, is expected to continue expanding its fertilizer production capability. If Chinese policy encourages exports, this expected increase in capacity could adversely affect the balance between global supply and demand and may put downward pressure on global fertilizer prices, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may also face increased competition from Russian and Ukrainian urea and fertilizer grade ammonium nitrate. On July 30, 2013, Russia’s Uralkali, one of the world’s largest potash producers, quit one of the two largest potash marketing groups, Belarusian Potash Company (“BPC”), as it could no longer cooperate with Belaruskali, the Belarusian state potash producer. Canpotex and BPC historically have been the two largest international marketers of potash, negotiating large shipments to countries like India, China and Brazil, typically in similar price ranges. The break-up of BPC resulted in Uralkali being able to ship potash fertilizer to China at a lower price, thus increasing competition among participants in the potash industry and exerting downward pressure on potash prices. Potash pricing is beyond our control, and a significant increase in competition leading to lower potash prices could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Future technological innovation could affect our business.

Future technological innovation, such as the development of seeds that require less crop nutrients, or developments in the application of crop nutrients, if they occur, could have the potential to adversely affect the demand for our products and have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may be adversely affected by changing antitrust laws to which we are subject.

We are subject to antitrust and competition laws in various countries throughout the world. We cannot predict how these laws or their interpretation, administration and enforcement will change over time. Changes in antitrust laws globally, or in their interpretation, administration or enforcement, may limit our existing or future operations and growth, or the operations of Canpotex. Increases in crop nutrient prices have in the past resulted in increased scrutiny of the crop nutrient industry under antitrust and competition laws and can increase the risk that these laws could be interpreted, administered or enforced in a manner that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Adverse weather conditions may decrease demand for our products, increase the cost of natural gas or materially disrupt our operations.

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in those seasons without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, as well as react quickly to changes in expected weather patterns that affect demand.

Weather conditions that delay or intermittently disrupt field work during the planting and growing seasons may cause agricultural customers to use different forms of crop nutrients and crop protection products, which may adversely affect demand for the forms that we sell or may impede farmers from applying our crop nutrients and crop protection products until the following growing season, resulting in lower demand for our products.

Adverse weather conditions following harvest may delay or eliminate opportunities to apply crop nutrients and crop protection products in the fall. Weather can also have an adverse effect on crop yields, which could lower the income of growers and impair their ability to purchase our crop nutrients, crop protection and seed products and services. Our quarterly financial results may vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

Weather conditions or, in certain cases, weather forecasts, can also affect the price of natural gas, the principal raw material used to make our nitrogen based fertilizers. Colder than normal winters and warmer than normal summers increase the demand for natural gas for residential and industrial use.

Our transportation and distribution activities rely on third party providers, which subjects us to risks and uncertainties beyond our control that may adversely affect our operations.

We rely on railroad, trucking, pipeline and other transportation service providers to transport raw materials to our manufacturing facilities, to coordinate and deliver finished products to our storage and distribution system and our retail centres and to ship finished products to our customers. We also lease rail cars in order to ship raw materials and finished products. These transportation operations, equipment and services are subject to various hazards, including adverse operating conditions on the inland waterway system, extreme weather conditions, system failures, work stoppages, delays, accidents such as spills and derailments and other accidents and operating hazards.

In the event of a disruption of existing transportation or terminaling facilities for our products or raw materials, alternative transportation and terminaling facilities may not have sufficient capacity to fully serve all of our customers or facilities. An extended interruption in the delivery of our products to our customers or the supply of natural gas, ammonia or sulfur to our production facilities could have a material adverse effect on our business, financial condition or results of operations.

These transportation operations, equipment and services are also subject to environmental, safety, and regulatory oversight. Due to concerns related to accidents, terrorism or increasing concerns regarding transportation of potentially hazardous substances, local, state and federal governments could implement new regulations affecting the transportation of raw materials or our finished products.

If transportation of our products is delayed or we are unable to obtain raw materials as a result of any third party’s failure to operate properly or the other hazards described above, or if new and more stringent regulatory requirements are implemented affecting transportation operations or equipment, or if there are significant increases in the cost of these services or equipment, our revenues and cost of operations could be adversely affected. In addition, increases in our transportation costs, or changes in such costs relative to transportation costs incurred by our competitors, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may not be able to complete our capacity expansion projects on schedule, on budget or at all due to a number of factors, many of which are beyond our control.

We are currently in the process of advancing several large expansion projects, which are subject to various risks, many of which are beyond our control.

In December 2011, we commenced the Vanscoy Project. The project is expected to exceed previous spending estimates by approximately 25 percent, mainly due to certain challenges in the Canadian craft labour market. The Vanscoy Project is currently scheduled to be completed in the second half of 2014; however, shortages of skilled labour, contractor productivity and extreme weather conditions, could result in further increases in the total cost of the Vanscoy Project and/or potentially delay its completion, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In 2010, we commenced the Egyptian Project. Due to civil unrest in Egypt, the construction of the Egyptian Project, as well as the operations of the existing facility, were shut down in the fourth quarter of 2011. The existing facility resumed its operations in 2013, but the Egyptian Project remains shut-down. We continue negotiations with the Egyptian government in respect of the potential resumption of the project; however, due to ongoing instability in Egypt, we cannot predict whether the construction of the expansion project will be resumed in 2014 or at all.

The potential start-up of our brownfield expansion project in Borger, Texas, currently anticipated for late 2015, depends on a number of factors, including the receipt of necessary permits.

In addition to the foregoing, we must also obtain numerous regulatory approvals and permits in order to construct and operate any additional facilities. These requirements may not be satisfied in a timely manner or at all. Our financial exposure to permitting risks may be exacerbated because we have committed to purchase certain equipment that will result in substantial expenditures prior to obtaining all permits necessary to operate such facilities. In the event that we ultimately fail to obtain all necessary permits, we would be forced to abandon the projects and lose the benefit of any construction costs already incurred. In addition, governmental requirements may increase our costs substantially, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing plants and businesses and other opportunities.

Inability to attract, retain, develop and motivate skilled employees could negatively affect our performance.

Sustaining and growing our business depends on the recruitment, development and retention of qualified and motivated employees. Although we strive to be an employer of choice in our industry, competition for skilled employees in certain geographical areas in which we operate can be significant and we may not be successful in attracting, retaining or developing such skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. The inability to attract, develop or retain quality employees could negatively impact our ability to take on new projects and sustain our operations.

We may fail to realize anticipated benefits of completed or future acquisitions, strategic dispositions or internal re-organizations.

In the past several years, we have completed a number of significant acquisitions, including the acquisition of AWB’s Landmark business in Australia in December 2010 and the Viterra acquisition in October 2013, as well as a number of other acquisitions. These acquisitions were completed to strengthen our competitive position in the agricultural industry and to create the opportunity to realize certain economic benefits, including, among other things, potential cost savings. In achieving the benefits of these and future acquisitions, we are dependent upon our ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of Agrium. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect our ability to achieve the anticipated benefits of such acquisitions.

In 2013, we recorded a $220-million goodwill impairment charge associated with our Retail operations in Australia. The impairment charge was a result of our management’s assessment of Australian Retail operations in 2013, which were affected by extreme drought conditions and other competitive pressures, and the current expectation that there would be some delay for Retail operations in Australia to fully realize the AUD$40-million in synergies announced at the time of completion of the AWB acquisition in 2010.

In June and October 2013, we completed the Viterra acquisition in Australia and Canada, respectively, pursuant to the Viterra acquisition. See “Item 4 – General Development of the Business – 4.1 – Three Year History – 2013”. We are currently aiming to achieve a certain amount of synergies in connection with the Viterra acquisition, which may not be achieved to the extent expected or within the anticipated timeframe due to a number of factors, including those described above.

In December 2013, we decided to move the agriculture business of AAT back into our Wholesale strategic business unit, including ESN and Micronutrient products. Management has committed to a plan to sell our Turf and Ornamental and Direct Solutions businesses and we have classified assets of operations not transferred to Wholesale as held for sale, and have classified related results of operations as discontinued. While we expect this reorganization to have a positive net benefit to our on-going earnings profile there can be no assurance that this reorganization or any other internal reorganization or re-alignment of our various businesses, including any dispositions of assets will result in us realizing the expected benefits therefrom.

Risks Relating to Our Dependence on Raw Materials and Natural Gas

Important raw materials used in our business in the past have been and may in the future be the subject of volatile pricing and supply interruptions.

Changes in the price of raw materials required to produce our products, such as phosphate rock, sulfur and ammonia, could have a material impact on our business. From time to time our profitability has been, and may in the future be, impacted by the price and availability of these raw materials. Because most of our products are commodities, there can be no assurance that we will be able to pass through increased costs to our customers. A significant increase in the price of ammonia, sulfur or phosphate rock that is not recovered through an increase in the price of our related crop nutrients products could have a material impact on our business.

In addition, we rely on third parties to supply raw materials for our Conda, Idaho and Redwater, Alberta facilities. In particular, our Redwater facility became dependent on phosphate rock from Morocco being supplied pursuant to a long-term agreement with OCP S.A. following the closure of our Kapuskasing, Ontario mine. Any interruptions in supply of phosphate rock or any of the other raw materials would result in a decline in production from such facilities and, in turn, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

During periods when the price for concentrated phosphates is falling because of falling raw material prices, we may experience a lag in realizing the benefits of the falling raw materials prices.

During some periods, changes in market prices for raw materials can lead to changes in the global market prices for concentrated phosphate crop nutrients. In particular, the global market prices for concentrated phosphate crop nutrients can be affected by changes in the market prices for sulfur, ammonia, phosphate rock and/or phosphoric acid. Increasing market prices for these raw materials tend to put upward pressure on the selling prices for concentrated phosphate crop nutrients, and decreasing market prices for these raw materials tend to put downward pressure on selling prices for concentrated phosphate crop nutrients. When the market prices for these raw materials plunge rapidly, the selling prices for our concentrated phosphate crop nutrients can fall more rapidly than we are able to consume our raw material inventory that we purchased or committed to purchase in the past at higher prices. As a result, our costs may not fall as rapidly as the selling prices of our products. Until we are able to consume the higher priced raw materials, our gross margins and profitability would be adversely affected.

During periods when the prices for our products are falling because of falling raw material prices, we could be required to write down the value of our inventories.

We carry our inventories at the lower of cost on a weighted average basis and net realizable value. In periods when the market prices for our products are falling rapidly in response to falling market prices for raw materials, it is possible that we could be required to write down the value of our assets. Any such effect could be material.

Our estimates of future selling prices reflect, in part, the purchase commitments we have from our customers. As a result, defaults on these existing purchase commitments because of the global or local economic and financial conditions or for other reasons could adversely affect our estimates of future selling prices and require additional inventory write-downs.

Our nitrogen fertilizer business is dependent on natural gas, the price of which varies across jurisdictions and is subject to volatility, and the availability of which can be uncertain.

Natural gas is the principal raw material used to manufacture nitrogen and is the single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.

In addition, the price for natural gas in North America can vary significantly compared to the price for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices to a level below what we would consider to be competitive given our input costs. Furthermore, in North America natural gas prices have declined over the past several years in response to increased supply from the development of production from shale gas formations. Future production of natural gas from shale gas formations could be reduced by regulatory changes that restrict drilling or increase its costs for other reasons. If this were to occur, natural gas prices could rise, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

There is also a risk to production from the Profertil nitrogen facility concerning natural gas availability during the winter due to strains on distribution and residential demand in Argentina. The Argentine government has at times reduced the amount of natural gas available to industrial users in favor of residential users during the peak winter demand season. In addition, Profertil may be unable to renew its long-term gas supply contracts at favorable rates or at all.

Risks Relating to Our Operations in Foreign Countries

Our international assets are located in countries with volatile conditions, which could subject us and our assets to significant risks.

We are a global business with substantial assets located outside of the United States and Canada. We have operations in a number of South American and European countries, and we have business investments in Egypt and China. Our reporting currency is the U.S. dollar.

As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including: difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; abrupt or unexpected changes in regulatory environments; increased government ownership and regulation of the economy; political and economic instability, including the possibility for civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; nationalization of properties or assets by foreign governments; the imposition of tariffs, exchange controls, trade barriers or other restrictions; and currency exchange rate fluctuations between the U.S. dollar and foreign currencies.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could adversely affect our revenue and operating results and the value of our assets located in such countries. In addition, tax regulations, currency exchange controls and other restrictions may also make it impracticable to repatriate cash generated by our foreign operations or utilize cash generated by our operations in one country to fund our operations or repayments of indebtedness in another country or to support other corporate purposes.

We are exposed to risks associated with our investment in associates and joint ventures.

From time to time, we participate in joint ventures and hold significant investment in other companies. Our joint venture partners share a measure of control over the operations of our joint ventures, and operations of other companies we invest in are not controlled by us. As a result, our investments in joint ventures and other companies involve risks that are different from the risks involved in owning facilities and operations independently.

These risks include the possibility that our joint ventures or our partners, or companies we invest in: have economic or business interests or goals that are or become inconsistent with our business interests or goals; are in a position to take action contrary to our instructions, requests, policies or objectives; subject the joint venture to liabilities exceeding those contemplated; take actions that reduce our return on investment; or take actions that harm our reputation or restrict our ability to run our business. In addition, we may become involved in disputes with our joint venture partners, which could lead to impasses or situations that could harm the joint venture, which could reduce our revenues or increase our costs.

We have a 50 percent ownership interest in the Profertil S.A., a joint venture with YPF S.A. (“YPF”), a corporation based in Argentina, which operates the Profertil nitrogen facility. YPF has been nationalized by the Argentine government following the creation of the Profertil joint venture, and may have different business and economic interests or policy objectives under government management than it did in the past. In addition, the Argentine government has imposed restrictions on allowing U.S.-dollar funds to leave Argentina in the form of dividends or loan payments. Any significant difference in YPF’s objectives from ours in the operation of the Profertil nitrogen facility, limits on our ability to flow U.S.-dollar funds out of Argentina, as well as any other governmental restrictions on our ability to operate the Profertil nitrogen facility (see “Risk Factors Relating to Our Dependence on Raw Materials and Natural Gas – Our nitrogen fertilizer business is dependent on natural gas, the price of which varies across jurisdictions and is subject to volatility, and the availability of which can be uncertain”), could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We also hold a 26 percent interest in MOPCO, which operates a nitrogen facility in Egypt. We have not been able to continue with our expansion project at the MOPCO facility (see “Risks Relating to Our Operations – We may not be able to complete our capacity expansion projects on schedule, on budget or at all due to a number of factors, many of which are beyond our control”) and, notwithstanding our representation on the board of directors and management of MOPCO, we may not be able to maintain significant influence over the operations of MOPCO, including the decision to restart the expansion project, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Acts of terrorism and regulations to combat terrorism could negatively affect our business.

Similar to other companies with major industrial facilities, our facilities may be targets of terrorist activities. Many of these facilities store significant quantities of ammonia and other materials that can be dangerous if mishandled. Any damage to infrastructure facilities, such as electric generation, transmission and distribution facilities, or injury to employees, who could be direct targets or indirect casualties of an act of terrorism, may affect our operations. Any disruption of our ability to produce or distribute our products could result in a significant decrease in revenues and significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our business, financial condition, results of operations and cash flow.

In addition, due to concerns related to terrorism, local, state, federal and foreign governments could implement new regulations impacting the security of our plants, terminals and warehouses or the transportation and use of fertilizers. These regulations could result in higher operating costs or limitations on the sale of our products and could result in significant unanticipated costs, lower revenues and reduced profit margins. It is possible that the Canadian, U.S. or foreign governments could impose additional limitations on the use, sale or distribution of nitrogen fertilizers, thereby limiting our ability to manufacture or sell those products.

Risks Relating to Our Financial Activities and Financial Condition, and the Financial Condition of Our Customers and Counterparties

The decision to pay dividends and the amount of such dividends is subject to the discretion of our Board of Directors based on numerous factors and may vary from time to time.

Although we currently pay quarterly cash dividends to our shareholders (see “Item 6 – Dividends”), these cash dividends may be reduced or suspended. The amount of cash available to Agrium to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: our operational and financial performance; fluctuations in prices for our products and raw materials and natural gas utilized in the production thereof; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to capital markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this Annual Information Form.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board of Directors of Agrium, which regularly evaluates our proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on our operational success. The market value of the common shares may deteriorate if Agrium is unable to meet dividend expectations in the future, and that deterioration may be material.

A lack of customers’ access to credit may adversely affect their ability to purchase our products.

Some of our customers require access to credit to purchase our products. A lack of available credit to customers in one or more countries, due to global or local economic conditions or for other reasons, could adversely affect demand for crop nutrients, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are exposed to counterparty risk.

We are exposed to the risks associated with counterparty performance, including credit risk and performance risk. We may experience material financial losses in the event of customer payment default for our products and/or financial derivative transactions. Our liquidity may also be adversely impacted if any lender under the Corporation’s existing credit facilities is unable to fund its commitment. See also “ – A downgrade in our credit rating could increase our cost of capital and limit our access to capital, suppliers or counterparties” and “ – Our business is subject to risks involving derivatives, including the risk that our hedging activities might not prevent losses”.

We have a material amount of indebtedness and may incur additional indebtedness, or need to refinance existing indebtedness, in the future, which may adversely affect our operations.

As of December 31, 2013, we had approximately $3.9-billion of total indebtedness, consisting primarily of $3.0-billion of our debentures and $764-million of short-term debt associated with our commercial paper program and draws on our credit facilities. As at December 31, 2013, we had excess borrowing capacity for general corporate purposes under our existing credit facilities of approximately $2.2-billion. The terms of our existing indebtedness allow us to incur significant additional debt in the future. Our existing indebtedness and any additional debt we may incur in the future could have negative consequences on our business should operating cash flows be insufficient to cover debt service, which would adversely affect our operations and liquidity.

From time to time we consider our options to refinance our outstanding indebtedness. Our ability to obtain any financing, whether through the issuance of new debt securities or otherwise, and the terms of any such financing are dependent on, among other things, our financial condition, financial market conditions within our industry and generally, credit ratings and numerous other factors. Consequently, in the event that we need to access the credit markets, including to refinance our debt, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable timeframe, if at all. An inability to obtain financing with acceptable terms when needed could have a material adverse effect on our business, financial condition, results of operations and cash flow.

A downgrade in our credit rating could increase our cost of capital and limit our access to capital, suppliers or counterparties.

Rating agencies regularly evaluate us, basing their ratings of our long-term and short-term debt on a number of factors. This includes our financial strength, as well as factors not entirely within our control, including conditions affecting the agricultural industry generally and the wider state of the economy. There can be no assurance that one or more of our credit ratings will not be downgraded. See “Item 7 – General Description of Capital Structure – 7.3 – Debt Ratings” in this Annual Information Form.

Our borrowing costs and ability to raise funds are directly impacted by our credit ratings. Credit ratings may be important to suppliers or counterparties when they seek to engage in certain transactions, including transactions involving over-the-counter derivatives. A credit-rating downgrade could potentially impair our ability to enter into arrangements with suppliers or counterparties, to engage in certain transactions, and could limit our access to private and public credit markets and increase the costs of borrowing under our existing credit facilities. A downgrade could also limit our access to short-term debt markets, increase the cost of borrowing in the short-term and long-term debt markets, and trigger collateralization requirements related to physical and financial derivative liabilities.

In connection with certain over-the-counter derivatives contracts and other trading agreements, we could be required to provide additional collateral or to terminate transactions with certain counterparties in the event of a downgrade of our credit rating. The occurrence of any of the foregoing could adversely affect our ability to execute portions of our business strategy, including hedging, and could have a material adverse effect on our liquidity and capital position.

Our business is subject to risks involving derivatives, including the risk that our hedging activities might not prevent losses.

We seek to manage a portion of the risks relating to changes in commodity prices and foreign currency exchange rates using derivative instruments. Our business, financial condition, results of operations and cash flow could be adversely affected by changes involving commodity price volatility, adverse correlation of commodity prices, or market liquidity issues.

In order to manage financial exposure to commodity price and market fluctuations, we may utilize natural gas derivatives to hedge our exposure to the price volatility of natural gas, the principal raw material used in the production of nitrogen-based fertilizers. We have used fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. In order to manage our exposure to changes in foreign currency exchange rates, we use foreign currency derivatives, primarily forward exchange contracts. Hedging arrangements are imperfect and unhedged risks will always exist.

Our use of derivatives can result in volatility in reported earnings due to the unrealized mark-to-market adjustments that occur from changes in the value of the derivatives that do not qualify for or for which we do not apply hedge accounting. To the extent that our derivative positions lose value, we may be required to post collateral with our counterparties, thereby negatively impacting our liquidity.

In addition, our hedging activities may themselves give rise to various risks that could adversely affect us. For example, we are exposed to counterparty credit risk when our derivatives are in a net asset position. We monitor our derivative portfolio and the credit quality of our counterparties and adjust the level of activity we conduct with individual counterparties as necessary. We also manage the credit risk through the use of multiple counterparties, established credit limits, cash collateral requirements and master netting arrangements. However, our liquidity could be negatively impacted by a counterparty default on derivative settlements.

Our business is subject to risks involving fluctuations in foreign exchange rates.

A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues and incur expenses in both U.S. dollars and Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of product basis, as well as to our corporate overhead costs. Significant changes in the Canadian dollar can also have a direct impact on our Canadian effective income tax rate.

A significant shift in the value of the Australian dollar against the U.S. dollar could impact the reported earnings of our Australian operations, which earn revenues mainly in Australian dollars, but report in U.S. dollars.

Our business is subject to risks involving fluctuations in interest rates.

We may be exposed to fluctuations in interest rates as a result of the use of floating rate debt, floating rate credit facilities and commercial paper. An increase in interest rates could increase our net interest expense and negatively impact our financial results. Additionally, we are exposed to changes in interest rates upon the refinancing of maturing long-term debt and anticipated future financing needs at prevailing interest rates.

Our insurance coverage may not adequately cover our losses.

Our operations are subject to hazards inherent in the manufacturing, transportation, storage and distribution of chemical fertilizers, including ammonia, which is highly toxic and corrosive. These hazards include: explosions; fires; severe weather and natural disasters; train derailments, collisions, vessel groundings and other transportation and maritime incidents; leaks and ruptures involving storage tanks, pipelines and rail cars; spills, discharges and releases of toxic or hazardous substances or gases; deliberate sabotage and terrorist incidents; mechanical failures; unscheduled downtime; labour difficulties and other risks. Some of these hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities.

We maintain property, business interruption, casualty and liability insurance policies, but we are not fully insured against all potential hazards and risks incident to our business. If we were to incur significant liability for which we were not fully insured, it could have a material adverse effect on our business, results of operations, financial condition and cash flows. We are subject to various self-retentions, deductibles and limits under these insurance policies. The policies also contain exclusions and conditions that could have a material adverse impact on our ability to receive indemnification thereunder. Our policies are generally renewed annually. As a result of market conditions, our premiums, self-retentions and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage.

Deterioration of global market and economic conditions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

A slowdown of, or persistent weakness in, economic activity caused by a deterioration of global market and economic conditions could adversely affect our business in the following ways, among others: conditions in the credit markets could impact the ability of our customers and their customers to obtain sufficient credit to support their operations; the failure of our customers to fulfill their purchase obligations could result in increases in bad debts and impact our working capital; and the failure of certain key suppliers could increase our exposure to disruptions in supply or to financial losses. We also may experience declining demand and falling prices for some of our products due to our customers’ reluctance to replenish inventories. The overall impact of a global economic downturn on us is difficult to predict, and our business could be materially adversely impacted.

In addition, conditions in the international market for nitrogen fertilizer significantly influence our operating results. The international market for fertilizers is influenced by such factors as the relative value of the U.S. currency and its impact on the importation of fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies of foreign governments, as well as the Canadian laws and policies affecting foreign trade and investment.

Risks Relating to Our Mining Operations

Our Vanscoy mining operations are subject to general risks inherent in the mining industry.

Our Vanscoy, Saskatchewan mining operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of mineral reserves, production quantities and rates, and costs and expenditures.

Our reported mineral reserves and mineral resources are only estimates.

Our reported mineral reserves and mineral resources are only estimates. See “Item 5 – Description of the Business – 5.3 Mineral Projects”. The estimated mineral reserves and mineral resources may not be recovered or may not be recovered at the rates estimated. Mineral reserves and mineral resources estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserves and mineral resources estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of potash, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated resources and/or reserves.

Risks Relating to Compliance with Environmental Laws and Regulations

Our operations are dependent on numerous required permits, approvals and meeting financial assurance requirements from governmental authorities.

We hold numerous environmental, mining and other governmental permits and approvals authorizing operations at each of our facilities. Expansion of our operations is dependent upon securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility and on our business, financial condition, results of operations and cash flow.

We are subject to numerous environmental and health and safety laws, regulations and permitting requirements, as well as potential environmental liabilities, which may require us to make substantial expenditures.

We are subject to numerous environmental and health and safety laws and regulations in the United States and Canada, including laws and regulations relating to land reclamation; the generation, treatment, storage, disposal and handling of hazardous substances and wastes; the clean-up of hazardous substance releases; and the demolition of existing plant sites upon permanent closure. In the United States, these laws include the Clean Air Act, the Clean Water Act, RCRA, CERCLA, and various other federal, state, provincial, local and international statutes. See the discussion under the heading “Environmental Contingencies” in “Item 5 – Description of the Business – 5.1 Business of Agrium – h. Environmental Protection Requirements”.

As a company working with chemicals and other hazardous substances, our business is inherently subject to spills, discharges or other releases of hazardous substances into the environment. Certain environmental laws, including CERCLA, impose joint and several liability, without regard to fault, for clean-up costs on persons who have disposed of or released hazardous substances into the environment. Given the nature of our business, we have incurred, are incurring currently, and are likely to incur periodically in the future, liabilities under CERCLA and other environmental clean-up laws at our current or former facilities, adjacent or nearby third-party facilities or offsite disposal locations. See the discussion under the headings “Legacy Environmental Remediation Activities: Idaho Mining Properties” and “Legacy Environmental Remediation Activities: Manitoba Mining Properties” in “Item 5 – Description of the Business – 5.1 Business of Agrium – h. Environmental Protection Requirements”. The costs associated with future clean-up activities that we may be required to conduct or finance may be material. Additionally, we may become liable to third parties for damages, including personal injury and property damage, resulting from the disposal or release of hazardous substances into the environment.

Violations of environmental and health and safety laws can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit revocations and facility shutdowns. Environmental and health and safety laws change rapidly and have tended to become more stringent over time. As a result, we have not always been and may not always be in compliance with all environmental and health and safety laws and regulations. Additionally, future environmental and health and safety laws and regulations or reinterpretation of current laws and regulations may require us to make substantial expenditures. Additionally, our costs to comply with, or any liabilities under, these laws and regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Future regulatory restrictions on greenhouse gas emissions in the jurisdictions in which we operate could materially adversely affect our business, financial condition, results of operations and cash flows.

We are subject to GHG regulations in Canada and the United States. There are substantial uncertainties as to the nature, stringency and timing of any future GHG regulations. More stringent GHG limitations, if they are enacted, are likely to have significant impacts on the fertilizer industry due to the fact that our production facilities emit GHGs such as carbon dioxide and nitrous oxide. Regulation of GHGs may require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency, limit our output, require us to make capital improvements to our facilities, increase our costs for or limit the availability of energy, raw materials or transportation, or otherwise materially adversely affect our business, financial condition, results of operations and cash flow.

In addition, to the extent that GHG restrictions are not imposed in countries where our competitors operate or are less stringent than in the United States or Canada, our competitors may have cost or other competitive advantages over us.

See discussion under the heading “Climate Change and Greenhouse Gas Issues” in “Item 5 – Description of the Business – 5.1 Business of Agrium – h. Environmental Protection Requirements”.

Future climate change could adversely affect us.

The prospective impact of potential climate change on our operations and those of our customers and farmers remains uncertain. Some scientists have hypothesized that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location. At the present time, we cannot predict the prospective impact of potential climate change on our results of operations, liquidity or capital resources, or whether any such effects could be material to us.

We are subject to claims, litigation, administrative proceedings and regulatory actions.

We may be subject to claims, litigation, administrative proceedings and regulatory actions. The outcome of these matters may be difficult to assess or quantify, and such matters may not be resolved in our favour. If we are unable to resolve such matters favourably, we or our directors, officers or employees may become involved in legal proceedings that could result in an onerous or unfavourable decision, including fines, sanctions and monetary damages. The defence of such matters may also be costly and time consuming, and could divert the attention of management and key personnel from our operations. Agrium may also be subject to adverse publicity associated with such matters, regardless of whether such allegations are valid or whether we are ultimately found liable. As a result, such matters could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow. See “Item 12 – Legal Proceedings and Regulatory Actions”.

5.3	MINERAL PROJECTS

a)    Vanscoy Potash Operations

Certain scientific and technical information regarding Vanscoy Potash Operations (“VPO”) is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated

February 15, 2012 and with an effective date of December 31, 2011 (the “Technical Report”) prepared by A. Dave Mackintosh, P.Geo of ADM Consulting Limited and Erika D. Stoner of the Company, both of whom are Qualified Persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (collectively, the “Authors”). VPO is the Company’s only material property for the purposes of NI 43-101. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

i)	Project Description and Location

AGRIUM, a general partnership comprised of Agrium Inc., Agrium Products Inc. and Viridian Fertilizers Limited, all being wholly-owned subsidiaries of Agrium Inc., owns and operates VPO, a potash mining and milling facility located in Vanscoy, Saskatchewan (southwest of Saskatoon). The operation has been in existence for 45 years and has produced over 48 million tonnes of muriate of potash.

The Saskatchewan Ministry of Energy and Resources (SMER) has granted the Company the exclusive right to mine potash on approximately 62,395 acres (252.5 km2) of crown land pursuant to Subsurface Mineral Lease KL 114-R, last revised September 2005. The lands subject to KL 114-R, and that are the subject of the Technical Report, form a contiguous area in excess of 93,225 acres (377.3 km2) containing the lands subject to the Subsurface Mineral Lease KL 114-R, lands owned by the Company, and freehold mineral rights owned by others and leased by the Company (the “KL 114-R Lands”). In March of 2013, the SMER approved the addition of three adjacent blocks of land to lease KL 114-R, 3,132 acres (12.7 km2), on the east side of KL 114-R that bridged the gap between this lease and KP 313. On the west side of the lease two additional blocks of land were added, comprising 8,912 acres (36 km2) and 277 acres (1.1 km2) for a total addition to KL 114-R of 12,322 acres (49.8 km2). Freehold mineral rights not leased by Agrium are not included in the Technical Report. For reporting purposes, the KL 114-R Lands have been divided into three areas: (1) the Unitized Area containing most of the mining to date; (2) the South Block to the south and east of the shafts (currently under development); and (3) the North Expansion Block north of the Unitized Area.

The Company has also been granted the exclusive right to explore potash on approximately 55,919 acres (226.2 km2) of crown land described in Subsurface Mineral Permit KP 313 issued in April 2007, immediately south and east of the KL 114-R Lands. The lands subject to Subsurface Mineral Permit KP 313, lands owned by the Company and freehold lands leased by the Company (the “KP 313 Lands”) are also the subject of the Technical Report. Freehold lands not covered by lease agreements are not included in the Technical Report. In 2013 Mineral Permit KP 313 was granted a change in status to Mineral Lease. Mineral Lease KL 204 encompasses the same land as the previous Mineral Permit KP 313.

The KL 114-R Lands and the KP 313 Lands are located in the Province of Saskatchewan, Canada, in the rural municipalities and National Topographic System of Canada (NTS) blocks indicated in the following table.

Municipal & NTS Block Locations

R.M. Name	R.M. Number	NTS Block
Corman Park	344	O73B03/02
Vanscoy	345	O72O14/15
Montrose	315	O72O14/15

The KL 114-R Lands are located within townships 34 to 37 of ranges 7 to 9, west of the 3rd meridian.

The KP 313 Lands are located within townships 33 and 34 of ranges 6 to 8 west of the 3rd meridian.

The Company owns the surface rights to 7,200 acres (2,914 Ha.) of land to accommodate the processing facility, tailings management area and provide a surrounding buffer. Useable farm land is rented to local farmers.

All operating licenses required by the provincial government, and permits to operate a tailings area or waste management facility, have been obtained. Required permits for VPO include the Subsurface Mineral Lease Agreement, Potash Unitization Agreement, Mine Hoist Operating Certificate, Approval to Operate a Pollutant Control Facility, Approval to Dispose of Waste Brine and the Approved Decommissioning and Reclamation Report.

Agrium is currently pursuing an expansion of VPO. The Vanscoy Project is proposed to add 1.0 million tonnes per year of product capacity. This requires increased hoisting capacity, an increase to the underground mining fleet, a second parallel milling facility, additional compaction capacity and other enhancements to the site to support the increase. The project is well underway with numerous construction activities already complete. Final project completion is expected in 2014 with production ramp up to full production rates occurring in 2017.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The KL 114-R and KP 313 Lands are accessible by the Saskatchewan highway and municipal grid road system. Although grid roads may not have been built in all areas, a 20 m road allowance is provided every one mile (1.6 km) in an east-west direction and every two miles (3.2 km) in the north-south direction. The mine site is serviced by both national railways through one common spur line from the north of the KL 114-R and KP 313 Lands.

VPO is located in the Saskatchewan Plains Region, which has elevations between 300 m and 600 m above sea level. Land use is almost totally agricultural, largely in cropland with some unimproved pasture and southern woodland. Prairie winters are long and cold with short, warm summers. Average daily mean temperatures range between -16°C in January to +20°C in July. Mean annual precipitation averages 430 mm with the majority occurring in the summer months. Winds are predominantly from the northwest throughout the year with mean annual wind speeds of 20 km/h.

Mining and milling operations continue year round, utilizing a work force that commutes from nearby cities and towns or comes from the local farming community. The closest major population center is Saskatoon, approximately 25 km northeast of the mine site.

Services are provided by Saskatchewan public utilities with dedicated 138 KVA electrical power transmission service and natural gas pipelines. Fresh water, provided by SaskWater, is delivered via pipeline from the South Saskatchewan River.

iii)	History

Imperial Oil first discovered potash in south-eastern Saskatchewan in 1942 during oil exploration activity. In 1950, when oil exploration companies started routinely running gamma logs, the existence of potash rich beds over a vast area in southern Saskatchewan was indicated.

Consolidated Mining and Smelting Company of Canada Limited, subsequently Cominco Ltd. (“CM&S”) carried out an exploration program in 1964, drilling 23 holes in the vicinity of Vanscoy, Delisle, and Asquith, Saskatchewan. Of the 23 drill holes, one hole penetrated a major solution collapse feature where, although the Prairie Evaporite Formation is present, the potash beds are not. Stearns-Roger Canada Ltd. along with J.T. Boyd and Associates carried out an engineering study in 1965 and a similar capital and operating cost estimate was also completed by Kilborn Engineering Ltd. in December 1965. The mine went into production under CM&S ownership in early 1969.

In 1993, Cominco Fertilizers Ltd. was formed as a separate entity from Cominco Ltd. In 1995 all Cominco involvement in Cominco Fertilizers Ltd. ceased and shares were transferred to the new entity, Agrium Inc.

In the site history, lease expansions occurred in 1993 and 2005 to enlarge the total area available for extraction. This brought three additional drill holes into the lease area. The three exploration wells were completed in 1955 and 1957.

In the past 45 years of operating life, 17 additional drill holes and numerous 2D and 3D seismic programs have contributed to understanding of the Prairie Evaporite Formation. Production in this time frame to December 31, 2013 was 48.6 million tonnes of muriate of potash from 143 million tonnes hoisted.

iv)	Geological Setting

Canadian potash deposits are estimated to be among the largest in the world, stretching some 720 km (450 miles) across Saskatchewan. The deposits lie diagonally across the southern plains of Saskatchewan gently dipping from approximately 1,000 m depth along a northwest line through Rocanville, Esterhazy and Saskatoon to more than 1,600 m depth at Belle Plaine and up to 3,000 m depth in North Dakota. The deposit is unique in the world in that the mineralization covers such a vast area. The same beds mined on the west side of Saskatoon are mined over 100 km to the east and can be traced into Manitoba, North Dakota and Montana.

The Prairie Evaporite Formation forms part of the Elk Point Basin, a sub-basin of the Williston Basin centered on the northwest corner of North Dakota. The Prairie Evaporite Formation, deposited on the Winnipegosis Formation (limestone), varies in thickness from 120 m (400 ft) to over 210 m (700 ft) and is overlain by the 2nd Red Bed unit, the lower shale member of the Dawson Bay Formation (limestone).

There are four main potash layers in Saskatchewan. The first to be deposited was the Esterhazy Member which is the bed mined at Mosaic Esterhazy and PCS Rocanville. Above this is the White Bear Marker which is not thick enough, or of sufficient grade, to be of commercial value. This is followed by the Belle Plaine and finally the Lower and Upper Patience Lake. The Lower Patience Lake is mined by PCS Lanigan and the Upper Patience Lake is mined by all other Saskatoon area mines. The Esterhazy Member, being the first potash bearing bed to be deposited, is stratigraphically the deepest. However, the Rocanville/Esterhazy area mines are shallower than the younger Patience Lake Member mines (Saskatoon area) because of their proximity to the basin edge.

The salt cover between the ore zone and the overlying 2nd Red Beds and Dawson Bay Formation varies from no cover near the evaporite edge in Manitoba to over 45 m (150 ft) in south-central Saskatchewan. Salt cover is relied upon to isolate the mining level from potential water-bearing limestone formations above the 2nd Red Beds. Similarly, the depth increases to the southwest from just over 800 m (2,600 ft) in Manitoba to over 1,200 m (4,000 ft) in south-central Saskatchewan.

The local geology of VPO characteristically mirrors the regional geology. The Upper and Lower Patience Lake and Belle Plaine Members exist throughout the KL 114-R Lands. The Esterhazy Member does not exist in the area but is evidenced by a thin (5 cm thick) seam containing minor potash values. The mining zone of the KL 114-R Lands dips gently (less than 0.5°) to the southwest from roughly 500 m to 600 m below sea level. The depth below surface ranges from approximately 1,000 m (3,300 ft) in the northeast to over 1,100 m (3,600 ft) in the southwest. The salt cover ranges from 12 m (40 ft) to just under 20 m (65 ft) across the lease area.

v)	Exploration

Recent exploration programs consisted of a number of 2D and 3D seismic acquisitions and the completion of additional drill holes from the holes drilled during the 1964 exploration activities. These programs again confirmed that a viable potash deposit, amenable to conventional underground mining, was present at depths between 1,050 m and 1,120 m, grading between 24% and 26% K2O in the new areas.

Expansion of the KL 114-R Lands in 2005 brought three additional historic wells into the area covered by the KL 114-R Lands. A single exploration hole was drilled in each of 1989 (KL 114-R Unitized Area), 1999 (KL 114-R South Block) and 2007 (KL 114-R South Block). In 2010 and 2011, 14 drill holes were completed on the KL 114-R Lands and the KP 313 Lands. The drilling program was managed by Barlon Engineering Group Ltd. of Calgary, Alberta. The evaporate core was logged and sampled by ADM Consulting Limited, and assaying carried out by the SRC Geoanalytical Laboratory in Saskatoon.

The three exploration wells in addition to drilling and seismic exploration have been used to try and delineate solution collapse features to be avoided when mine planning. Initial 2D acquisition programs, on relatively sporadic time intervals, have been replaced by annual 3D programs that have recently been expanded to shoot the entire areas of interest en masse. Programs have confirmed the continuity of the Prairie Evaporite Formation and identified features to be avoided, greatly improving the successful completion of mine development entries. In the Authors’ opinion, 3D seismic coverage is required to classify Mineral Resources as Measured.

In addition to drill holes and seismic programs, the Company utilizes an underground sampling program to confirm thickness, grade and insolubles. Samples are cut by geologists employed by the Company and delivered to the Saskatchewan Research Council’s (SRC) Geoanalytical Laboratory. The SRC issues a “Sample Shipment Receipt Notification” followed soon after by a “Sample Receipt Report” indicating a complete sample listing, including total numbers and sample labels.

vi)	Mineralization

The potash deposit is generally a flat-lying, bedded deposit dipping slightly to the southwest. It is amenable to mining using track mounted boring machines, floor or roof mounted conveyor systems and ancillary wheel mounted mining and transport equipment.

The potash beds at the VPO site are entirely composed of sylvinite, a mixture of KCl and NaCl, and are within a stratigraphic sequence of halite beds. The same beds mined on the west side of Saskatoon are mined over 100 km to the east. These same beds can be traced into Manitoba, Montana and North Dakota. Continuity is such that a hole could be drilled almost anywhere within the region of potash deposition with every expectation of intersecting the potash beds. Despite this remarkable continuity, potash deposits are not without interruption. Solution activity over geological time has resulted in barren or collapse features that have the potential to introduce water from formations above to the mining level.

vii)	Drilling

Original CM&S Drill Holes

All drilling was carried out following Saskatchewan Ministry of Energy and Natural Resources (“SMER”) regulations. Drilling was originally carried out by Canamerican Drilling Corporation. The initial CM&S program set a 10.75” (273 mm) diameter surface casing in a 15” (381 mm) diameter hole to a depth of 450 ft (137 m). From there, a 9” (228 mm) diameter hole was drilled to a core point just above the Prairie Evaporite Formation. Then, a 7” (177.8 mm) diameter intermediate casing was pinned into the Dawson Bay Formation. Coring was completed in a 6.125” (155 mm) diameter hole. Once complete, abandonment consisted of cementing the hole from the total depth to 150 ft (45 m) into the intermediate casing. The casing was cut off 40 ft (12 m) above the cement top and retrieved. Subsequent plugs were run from the cement top to approximately 65 ft (20 m) into the surface casing. The surface casing was then cut off 3 ft (1 m) below the surface, a cap was welded on, and the area was backfilled. A full suite of geophysical logs were run on each hole from surface to total depth.

Recent VPO Drill Holes

In 1989, hole 2-16-36-8-W3 in the Unitized Area was drilled by Sebco Drilling on behalf of the Company. A 244.5 mm diameter surface casing was cemented in to 146 m depth in a 349 mm diameter drill hole. From there, a long string 177.8 mm diameter casing was cemented the full length to 979 m depth in a 222 mm diameter hole. The hole confirmed the VPO mining zone was present at 1,021 m depth.

In 1999, hole 1-24-34-8-W3 in the South Block was completed by Ensign Drilling Services Inc. on behalf of the Company. A 244.5 mm diameter surface casing was installed to 150 m depth in a 349 mm diameter hole. From there, a 222.3 mm diameter well was then completed “open hole” (without casings) to 1,229 m depth with inverted oil emulsion drilling mud. Hole 1-24-34-8-W3 confirmed the potash beds mined at VPO existed at a depth of 1,110 m grading just over 25% K2O with 4.5% insolubles.

In 2007, hole 4-3-35-7-W3 in the South Block was drilled by Akita Drilling Ltd. on behalf of the Company. A 244.5 mm diameter surface casing in a 349 mm diameter hole was cemented to 145 m depth. A 177.8 mm diameter intermediate casing in a 222 mm diameter hole was pinned into the Dawson Bay Formation at 1,092 m depth. The well confirmed the presence of the mining zone at 1,112 m, grading 28% K2O with 6% insolubles.

In 2010 and 2011, 14 drill holes were completed on the KL 114-R Lands and the KP 313 Lands. A 349.0 mm hole was drilled to 165 m where a 244.5 mm surface casing was set and cemented. The main hole was drilled with a 222.0 mm diameter bit to the top of the Dawson Bay Formation at depths ranging from 1,045 m to 1,075 m. The Dawson Bay was cored to the middle of the 2nd Red Beds, providing a 101 mm diameter core from a 199 mm diameter hole. A drill stem test was then carried over the complete Dawson Bay. The mud system was changed from brine water to invert mud in order to core the Prairie Evaporite. A 200 mm hole was then drilled to final depth, approximately 15 m into the underlying Winnipegosis Formation. The hole was logged from total depth to surface casing. Holes were plugged back to surface with a total of 5 cement plugs. After required gas checks, the surface casing was cut off approximately 1.5 m below ground level, a cap welded on, and the site restored to pre-drilling condition.

Drilling cutting samples were collected on 5 m intervals from approximately 350 m depth to total depth with one set retained by Agrium and two sets delivered to the SMER. The evaporite core was logged and sampled on site by ADM Consulting Limited. A quarter core was delivered by ADM Consulting Limited to the SRC Geoanalytical laboratory in Saskatoon for assay, and the remaining three quarters core delivered to the SMER subsurface laboratory in Regina by Blackie’s Coring.

The following table indicates the top of the ore zone sampled and the sampling results. Two holes were not sampled as the ore zone in those locations was not present.

Drill Hole ID	Composite From (m)	Composite To (m)	Comp. % NaCl	Comp. % KCl	Comp. % Insol	Comp. % K2O

KL 114-R Holes
1-21-34-7	1106.61	1109.96	50.7	43.8	5.5	27.7
1-11-35-7	1100.38	1103.73	49.5	46.5	4.0	29.4
1-15-35-7	1075.48	1078.83	64.4	28.8	6.8	18.2
1-29-34-7	1110.55	1113.9	81.4	14.4	4.2	9.1
8-7-34-7	1124.55	1127.9	66.4	30.2	3.4	19.1
8-11-35-7	n/a	n/a	n/a	n/a	n/a	n/a
13-9-34-7	n/a	n/a	n/a	n/a	n/a	n/a
13-23-34-7	1105.44	1108.79	50.8	42.4	6.8	26.8
15-28-34-8	1116.69	1120.04	51.6	43.4	5.0	27.4
16-26-34-7	1098.31	1101.66	47.4	46.4	6.2	29.3

KP-313 Holes
4-5-34-7	1122.66	1126.01	50.9	43.1	6.0	27.2
6-3-34-7	1110.85	1114.2	55.2	39.6	5.2	25.0
12-31-34-6	1093.65	1097	57.6	38.8	3.6	24.5
13-35-33-8	1138.22	1141.57	51.8	42.3	5.9	26.7

North Expansion Wildcat Drill Holes

North Expansion Wildcat Drill Holes were drilled between 1955 and 1957. Canamerican Drilling Company completed two of the holes and Rio Palmer drilled one. Typically, a 10.75” diameter surface casing was installed in a 13.75” or 15” diameter hole to between 360 and 400 ft depth. From there, a 5.5” or 7” diameter intermediate casing was installed in either a 7” or 9” diameter hole into the 2nd Red Beds near 3300 ft depth with either cement or an anchor packer. These three holes confirmed the presence of the mining zone within the Prairie Evaporite Formation.

viii)	Sampling and Analysis

The 2010 and 2011 holes were all logged and sampled at the well site by ADM Consulting Limited (“ADM”) in a lab trailer provided by Blackie’s Coring of Estevan, Saskatchewan. In general, the core was logged, convenient sample lengths of 0.25m to 0.5m were chosen based on geological changes and existing core breaks, and the intervals measured. Sample intervals were chosen by ADM and a quarter core was removed either by cutting the core in half along the length of the sample, and one half cut into quarters, or a quarter cut out using a diamond bladed cut-off saw. The quarter core was numbered, bagged and tagged for assay purposes by an employee of the Company and checked by ADM. The remaining three quarters were returned to the core box.

Before transport, a packing slip was filled out identifying the drill hole and sample numbers being transported. Samples were transported to SRC’s Geoanalytical Laboratories in Saskatoon, Saskatchewan. SRC is accredited by the Standards Council of Canada. Transport was carried out by ADM on behalf of the issuer. The packing slip was signed by the SRC receiver and a copy returned to the company.

Upon receiving the samples, SRC acknowledged that the samples had been received and issued a “Sample Shipment Receipt Notification” followed soon after by a “Sample Receipt Report” indicating a complete sample listing, including total numbers and sample labels. The samples were at all times in the possession of a responsible person.

Underground Samples

Underground channel sampling programs are carried out by employees of the Company. Samples are obtained by cutting two slots in the mine wall, approximately five centimeters apart and three centimeters deep, from approximately 15 cm above the normal mining zone down to below the normal mining height of 3.35m. Horizontal slots are then cut across the verticals to isolate mud seams and noticeable changes in mineralogy to create blocks that are typically 7.5 to 10 cm long. The blocks are removed from the wall with a hammer and chisel. Often, a number of blocks (typically up to three) are combined into one sample interval. The mass of material obtained for assay is very similar to that obtained from a quarter core.

Samples are transported to the SRC Geoanalytical Laboratory by an employee of the Company and subject to the same documentation procedures as described above.

All VPO drilled hole and underground samples received by the SRC are then crushed, split, and a portion pulverized in a grinding mill. The remainder of the split is returned to the Company. As part of their Quality Assurance and Quality Control procedures, one in every 40 samples is repeated. A prepared standard sample is also submitted with each batch of client samples. This is done to ensure repeatability of the analyses. The range in results is within the tolerance of the SRC’s capabilities.

ix)	Security of Samples

Potash is considered to be a low-value bulk material and, because the core has no meaningful value to the general public, no special provisions for sample security are normally practiced by the industry.

x)	Mineral Resource and Mineral Reserve Estimates

The table below summarizes the mineral resource and reserve estimates regarding VPO:

VPO Mineral Reserve & Resource Summary as of December 31, 2011

AREA	GRADE EST. % K2O (Total)	% INSOLS	MINERAL RESERVES – PROVEN (Millions of Tonnes)	MINERAL RESERVES – PROBABLE (Millions of Tonnes)	MEASURED MINERAL RESOURCES (Millions of Tonnes) (B)	INDICATED MINERAL RESOURCES (Millions of Tonnes) (B)	INFERRED MINERAL RESOURCES (Millions of Tonnes) (B)
Unitized Area (A)	24.66	4.68	60.231	0.0	0.0	0.0	0.0
South Block	22.74	4.67	5.527	15.238	168.239	28.777	11.344
North Expansion Block (A)	24.66	4.68	0.0	0.0	0.0	0.0	79.172
KP 313	25.69	5.08	0.0	0.0	0.0	84.265	27.650
TOTAL	–	–	65.758	15.238	168.239	113.042	118.166

Notes to Mineral Resource and Mineral Reserve Summary:

(A)	Grades applied from 43 year historical averages.

(B)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For a complete description of key assumptions and parameters associated with the information above, reference should be made to the full text of the Technical Report.

xi)	Mining Operations

In the mine, borer style miners are used to mechanically excavate the rock and load it directly onto a series of interconnected conveyor belts. The broken ore is then transported to a shaft where it is hoisted from underground to surface at a capacity of 1050 tph and fed to the mill. The mine is accessed using a fleet of 4x4 trucks and a network of roads that stretches 7 km north, 11 km south and 11 km east of the shaft. The borer miners are 3.35 m high, 5.5 m wide and use two, three armed rotors to cut the rock. The miners can advance at about 30 cm (1 ft) per minute and will mine tunnels up to 2,200 m long and 10.2 m wide. The potash ore being mined contains about 40% potassium chloride (potash), 55% sodium chloride (common salt) and 5% clay.

Production Forecast

Significant changes to the processing facility are proposed as part of the planned Vanscoy Project. The annual production rate will be increased to 2,800,000 tonnes from the existing 1,800,000 tonnes of product. The circuit will be designed to process a range of ore grades between 22.0% K2O to 25.5% K2O, with an average expected grade of 24.6% K2O. The nominal milling rate will be 1,084 tonnes per hour (operating 24 hours per day). VPO produces an agricultural grade muriate of potash with an average product grade of 60.5% K2O (the product grade must exceed 60.0% K2O to achieve the product specification). The design product split will be 75% Premium (2,100,000 tonnes per annum) and 25% Non-Premium (700,000 tonnes per annum). Industry proven technology with a minimum of one year of successful use within the potash industry will be used in the design to improve the recovery to 87%.

The increased production and recovery will be accomplished by modifying the existing circuits by installing new crushing, attrition scrubbing, slimes separation and brine handling circuits and installing additional flotation and compaction circuit capacity. There will also be enhancements to the existing crystallization and loadout circuits.

Markets

Canada, Russia, Belarus and Germany are the largest potash producing countries. According to published information dated January 2012 from the United States Geological Survey, Canada possesses approximately 46 percent of the world’s potash reserves. We expect this statistic will underpin Canada’s continued position as the world’s leading potash producer well into the future.

The majority of sales growth is expected in international markets – namely India, China and Brazil. Demand growth is also expected from other large importers such as Indonesia and Malaysia. Some of this international demand growth is expected to be met by increased production from VPO.

The Company is a major wholesale distributor of crop nutrition products with demonstrated capabilities to transport and store large product volumes in the US and Canada and is well positioned to market increased potash sales volumes in North America. The Company also is the largest retail supplier of crop input products and services to farmers in North America. As our Retail business expands we expect its potash supply requirements will also increase.

Contracts

VPO is an established production facility and as such has established contracts in numerous areas to support the operation.

Long term transportation agreements with Canada’s two major railways (CN and CP) are in place for over 90 percent of Agrium’s rail traffic with those carriers. Agrium’s relationships with those carriers are managed through a centralized marketing and distribution team within the Wholesale business unit. Truck transport consists of a combination of (i) transport based upon Agrium tariff rates, (ii) contracting with carriers, and (iii) transport arranged by the customer.

Significant sales agreements do exist and are continuously monitored and negotiated internally. International sales (outside the United States and Canada) of potash produced by the Company are distributed through the major international marketing and logistics company, Canpotex, which is equally owned by Potash Corporation of Saskatchewan, Mosaic and the Company. Canpotex has a long history of being a reliable supplier to international markets and of proven marketing capabilities that will grow as its ownership group expands its production capacities and volumes available for export outside the North American market. Other major potash exporting countries include Russia, Belarus and Germany.

Agrium’s existence throughout the value chain is a significant competitive advantage. Access to significant retail customers solidifies North American sales which is especially important during periods of market disruption. Closer to the operation, supply contracts for critical operating supplies and reagents are continuously reviewed to maintain optimal supply and to optimize pricing.

Environmental Considerations

The byproducts of potash extraction are insoluble fine tailings (clay) and salt tailings. The Tailings Management Area (TMA) is the final destination for these tailings. With an increase in potash production, there will be a corresponding increase in tailings deposition rates. Agrium has conducted a review of its TMA and developed a plan to extend the current tailings operations through 2077 in the currently approved footprint. The scope includes: relocating and increasing the size of its brine pond, relocating and increasing the size of the fine tailings area, and planning for significantly higher salt pile heights. Most of this work is complete as of the end of 2013.

A slope stability study indicated a need to re-profile some of the tails pile slopes. This work was successfully completed in 2013.

Ground water monitoring indicated that a portion of the Soil Bentonite Cutoff Wall was somewhat compromised and as such needed to be remediated. This work was completed in 2013. Further monitoring and remediation is anticipated to be required as the mine ages.

Salt deposition is partly offset by excess brine injection into the Deadwood Formation and a road salt operation actively removing tailings from the pile.

Agrium is in compliance with all environmental permitting requirements. The site is currently permitted by the Saskatchewan Ministry of the Environment pursuant to The Environmental Management and Protection Act, 2002 and the Clean Air Act.

In 2013 a new financial assurance model was established with the Ministry of the Environment and the Potash mining industry in Saskatchewan. Each company has committed to holding $25-million in trust designated for decommissioning and reclamation costs. Agrium will fund this trust over the next 15 years.

Taxes

Royalties are paid to the Province of Saskatchewan, which holds most of the mineral rights in the lease area, and royalties from non-Crown lands are paid to various freeholders of mineral rights in the area. The royalty rate calculation is governed by the Subsurface Minerals Regulations, 1960 (Saskatchewan) and varies as a function of selling price, mineral grade, exchange rate, source of ore tonnes, plus other factors.

Municipal taxes are paid based on site property values to the Rural Municipality of Vanscoy. The Company also pays a “potash production tax” to the Province of Saskatchewan following a formula based on sales and profits from Saskatchewan operations. In addition to this, VPO pays corporate income taxes based on corporate profits from all operations.

Mine Life

Current name plate production capacity of 2.05 million tonnes of product requires 5.9 million tonnes of feed at a grade of 24.6% K2O and a milling recovery of 85%. The 65.8 million tonnes of Proven Mineral Reserves, 15.2 million tonnes of Probable Mineral Reserves, 168.2 million tonnes of Measured Mineral Resources and 113.0 million tonnes of Indicated Mineral Resources provides a mine life of 61 years from the date of the Technical Report at current production rates. Inferred Mineral Resources of 118.2 million tonnes have the potential to add a further 20 years at current rates.

Based on the Vanscoy Project design parameters, a sustainable annual production capacity of 2.8 million tonnes of product per year at 24.6% K2O feed, and a milling recovery of 87% requires 7.9 million tonnes of feed per year. This provides a mine life of 46 years. The addition of Inferred Mineral Resources has the potential to add 15 years at expanded rates.

Payback

VPO has been in production for 45 years and other than the capital spent in connection with the Vanscoy Project, all associated original capital costs have been fully paid back.

xii)	Exploration and Development

Inferred Mineral Resources will be upgraded to Indicated Mineral Resources and Measured Mineral Resources as exploration programs continue in the North Expansion Block and the KP 313 Lands. In addition, a significant amount of land within the KP 313 Lands remains unclassified due to limited exploration information. In the fall and winter of 2012/2013 3D seismic was shot over townships 33 and 34, ranges 6 to 7 west of the 3rd meridian and covered an area of approximately 192 km2 in the Pike Lake area. A second program was carried out in townships 34 and 45, ranges 8 to 9 west of the 3rd meridian, by the village of Delisle, Saskatchewan and covering approximately 38.2 km2. Final interpretation of these programs is pending as of February 24, 2014. This has the potential to significantly increase mine life in the future.

Economic Analysis

In developing the economic analysis, a discounted cash flow (“DCF”) model was employed to determine the net present value (“NPV”) and internal rate of return (“IRR”) of the one million metric tonne Vanscoy Project brownfield expansion. A DCF model requires the use of forecasts for economic inputs and the impact of economic inputs on model results can vary significantly. Included is an illustration of the potential sensitivity of certain model inputs.

The price forecast used in the model is the Brazil cfr as published by Fertecon in issue 2011-3, December 2011 for the period 2012 – 2020. Fertecon is an independent third party which regularly publishes potash supply, demand and price forecasts. Post 2020, the model incorporates a nominal price escalation rate of 1.5%. Capital expenditures are assumed to be $1,500 per tonne. As capital and operating costs are largely incurred in Canadian dollars whereas revenues are earned in U.S. dollars, foreign exchange exposure exists and for both the base operation and the expansion. The foreign exchange assumption applied in the model is 1.00 USD = 1.00 CAD. In the trailing 12 months, the Canadian dollar has traded both above and below par with the U.S. dollar. Model assumptions including a production schedule and economic metrics are shown in the table below:

Sensitivity Analysis Results on Vanscoy Project (per the Technical Report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 and with an effective date of December 31, 2011)

Year	Fertecon price forecast Brazil cfr	Production KCI	FX	Investment capital[1]
	(U.S. $ per tonne)	(million tonnes)	(U.S. $-CAD $)	(millions CAD $)
2012	$550	1.7	1.00	$565
2013	$590	1.3	1.00	$632
2014	$540	1.9	1.00	$53
2015	$500	2.6	1.00
2016	$470	2.8	1.00
2017	$470	2.8	1.00
2018	$500	2.8	1.00
2019	$560	2.8	1.00
2020	$600	2.8	1.00
1 The amount spent prior to 2012 is CAD $250 million.
Assume nominal price escalation of 1.5% after 2020.
The life of the facility is assumed to be 46 years at expansion rates.

Expansion Project Economics
NPV 10% (millions U.S. $)	$1,151
IRR	18.10%
Simple payback	5 years (from 2015)

Price Sensitivity

	-$50/tonne	Base	$50/tonne
NPV 10% (millions U.S. $)	-$290	$0	$287

Foreign Exchange Sensitivity

	-$.10 U.S. $-CAD $	Base	+$.10 U.S. $-CAD $
NPV 10% (millions U.S. $)	-$175	$0	$141

Capital Sensitivity

	+15%	Base	-15%
NPV 10% (millions U.S. $)	-$141	$0	$143

The discounted cash flow model yields a NPV for the Vanscoy Project of U.S. $1,151 million at a discount rate of 10% and an IRR of 18.1%. It is assumed that this project will be financed with internally generated cash flow and no allowance has been made for debt financing in this analysis. Cash flow from the mine for the period 2012 – 2020 is shown in the table below. The expected simple payback period of investment capital is five years and the life of the mine is assumed to be 46 years at post expansion rates:

Mine Cash Flow (2012 – 2020) (U.S. $ millions)

Cash Flows
	2012	2013	2014	2015	2016	2017	2018	2019	2020

Free cash flow (FCF) U.S. $ millions	$(302)	$(550)	$245	$671	$611	$424	$465	$531	$595

The economic analysis of the project was performed on an after-tax basis. Agrium pays federal and provincial income taxes based on profits from operations. Royalties are paid to the Province of Saskatchewan based on muriate tonnes produced, the raw ore grade and the weighted average net selling price of potash for the production month in question. In addition, Agrium pays a Potash Production Tax and a resource surcharge to the Government of Saskatchewan. The Potash Production Tax is calculated based on profit per K2O tonne at a rate of 15% up to CAD $40 per tonne indexed to 1989 gross domestic product (approximately CAD $60 per tonne for 2011) and 35% on the remainder of the profits. As part of the Potash Production Tax, Agrium may be subject to a base payment. The base payment amount is CAD $11.00 to CAD $12.33 per K2O tonne. Allowable deductions include royalties and 1% of gross revenue for the year. In 2011, the base payment amount was zero. Property taxes are paid according to property values and were CAD $4.3-million in 2011. Currently, Saskatchewan provincial sales tax is 5%.

A sensitivity analysis was performed to determine the impact of changes in the key assumptions on the resulting incremental NPV of the expansion. The sensitivity ranges chosen were: price, +/- $50 per tonne Brazil cfr, foreign exchange +/- $.10 USD/CAD and investment capital at +/- 15%. The results of the sensitivity analysis on the project NPV are shown in the table above.

b)	Phosphate Operations

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulfur (or sulfuric acid). Agrium produces final saleable phosphate fertilizers at two separate operations: (i) the Conda Phosphate Operation (“CPO”) located outside of Soda Springs, Idaho, USA; and (ii) the Redwater Phosphate Operation (“RPO”) located outside of Edmonton, Alberta, Canada. CPO and RPO are not material to the Company for the purposes of NI 43-101.

The CPO facility consists of a beneficiation mill to produce the rock concentrate as well as the fertilizer plant. The phosphate ore for CPO is supplied by a number of Agrium’s mines located northeast of the CPO Plant while the rock concentrate for RPO is currently supplied through a long-term phosphate rock supply agreement with OCP. This contract runs from 2013 to 2020. Agrium’s minimum commitment is to purchase 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. To facilitate the import of phosphate rock, Agrium Europe entered into a freight contract from 2013 to 2019 for a total commitment of $194-million. In the fourth quarter of 2013, an import terminal to facilitate handling and delivery of this phosphate rock supply was completed on the West Coast of Canada. See “General Development of the Business – Three Year History – 2013”.

Agrium’s Kapuskasing Phosphate Operation (“KPO”) ceased supplying rock concentrate to RPO in June 2013 upon economic exhaustion of remaining ore and the mine was permanently closed. It is currently in the remediation phase with the intent to relinquish mining leases back to the crown upon completion.

Agrium’s total Mineral Reserves for CPO are summarized in the Total Reserve Estimates table below. The Total Resource Estimates table is a summary for CPO only. This is due to the fact that KPO has been completely mined out in 2013, and therefore has no associated Resources remaining.

CPO Total Reserve Estimates as at December 31, 2013

Mining Operation	Ore Tons (metric)(1)	% P2O5	Mine Life (years)(2)
CPO Proven & Probable Reserves	17,761,598	25.50	8.5

CPO Total Resource Estimates as at December 31, 2013

Mining Operation	Resource Classification	Ore Tons (metric)	% P2O5	Mine Life (years)
CPO	Inferred	18,000,000	25.10	7.3

Notes:

(1)	The concentration of recoverable mined ore tonnes 2.06 million wet tonnes mined to 1.29 million dry tonnes of beneficiated rock at 29.9% P2O5 is 62.5% for CPO (three-year running averages).

(2)	Estimates are based upon proven and probable reserves and average annual mining rates of approximately 2.1 million tonnes for CPO.

ITEM 6 – DIVIDENDS

Agrium’s present intention is to pay regular dividends on its common shares. We commenced payment of a semi-annual cash dividend of U.S. $0.055 per share in 1996. In December 2011, the Company approved a quadrupling of the semi-annual cash dividend to U.S. $0.225 per share. In June 2012, Agrium approved more than doubling the semi-annual cash dividend to U.S. $0.50 per share and in December 2012 the Company announced it will be moving to a quarterly dividend payment schedule and would be doubling the cash dividend again from the prior semi-annual dividend of U.S. $0.50 per share. In September 2013, Agrium approved increasing the quarterly dividend to U.S. $0.75 per share. The declaration, amount and date of payment of dividends are determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.

The following table sets forth the dividends per share declared on the Company’s common shares in each of the last three most recently completed fiscal years:

Dividends per Share Declared
Per Common Share
2011	$0.28
2012	$1.00
2013	$2.50

ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE

7.1  GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The following sets forth the terms and provisions of our existing capital. Agrium’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2013, 143,703,559 common shares were issued and outstanding, and no preferred shares were outstanding.

Common Shares

Each common share of Agrium entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. Each common share entitles the holder to one vote, except at meetings at which only holders of preferred shares of one or more series are entitled to vote. The holders of common shares are entitled to participate ratably in any dividends that may be declared by the Board of Directors of Agrium on the common shares. If Agrium is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of common shares are entitled to a pro rata share of the assets of Agrium after payment of all liabilities, obligations and amounts payable in those circumstances to the holders of our preferred shares. There are no pre-emptive or conversion rights attaching to the common shares and the common shares are not subject to redemption. All common shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Preferred Shares

Preferred shares may be issued at any time and from time to time in one or more series, and the Board of Directors of Agrium may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The preferred shares of each series rank on a parity with the preferred shares of every other series, and are entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of Agrium in the event of a liquidation, dissolution or winding up of Agrium.

Except as provided by the Canada Business Corporations Act, the holders of preferred shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of Agrium unless and until Agrium fails to pay in the aggregate eight cumulative dividends on that series of preferred shares for any period as may be so determined by the directors, whether or not those dividends are consecutive and whether or not there are any moneys of Agrium properly applicable to their payment.

The provisions attaching to the preferred shares as a class may be added to, changed or removed, and the Board of Directors of Agrium may create shares ranking prior to the preferred shares, only with the approval of the holders of the preferred shares as a class, any such approval to be given by the holders of not less than 66 2/3 percent of the preferred shares in writing by the registered holders or by resolution at a meeting of such holders.

Shareholder Rights Plan

Agrium is a party to an amended and restated shareholder rights plan agreement dated April 9, 2013 (the “Rights Plan”) with CIBC Mellon Trust Company as rights agent, designed to encourage the equal and fair treatment of all shareholders in connection with an unsolicited take-over bid for Agrium. Under the Rights Plan, one right (a “Right”) has been issued and attached to each common share of Agrium outstanding and will be attached to each common share subsequently issued.

Each Right entitles the holder thereof to purchase from us one common share at an exercise price equal to three times the market price per common share subject to adjustments (the “Exercise Price”). However, if a person becomes the beneficial owner of 20 percent or more of the outstanding common shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid or certain other exceptions, or announces the intent to commence a take-over bid, each Right (other than Rights beneficially owned by the offeror and certain related parties) shall constitute the right to purchase from us that number of common shares that have a market value at the date of occurrence equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (i.e. at a 50 percent discount).

A “Permitted Bid” under the Rights Plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

•	the bid is made to all owners of common shares on the books of Agrium;

•

the bid must remain open for at least 60 days and more than 50 percent of the outstanding common shares (other than common shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any common shares may be taken up and paid for; in addition, if 50 percent of the common shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

•

under the terms of the bid, common shares may be deposited at any time between the date of the bid and the date common shares are taken up and paid for, and any common shares so deposited may be withdrawn until taken up and paid for.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of (i) 35 days after the date of the take-over bid constituting the Competing Permitted Bid, and (ii) 60 days after the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

A copy of the Rights Plan has been filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com and with the SEC at www.sec.gov.

7.2  CONSTRAINTS

There are no constraints imposed on the ownership of Agrium’s securities to ensure that the Company has a required level of Canadian ownership.

7.3  DEBT RATINGS

The following information relating to Agrium’s credit ratings is provided as it relates to Agrium’s financing costs, liquidity and operations, and to satisfy disclosure requirements under Canadian securities rules. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Agrium’s debt by its rating agencies, or a negative change in Agrium’s ratings outlook could adversely affect Agrium’s cost of financing and its access to sources of liquidity and capital. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions.

Credit ratings on specific obligations are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded the debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings the Company has received in respect of its outstanding debt securities from the ratings agencies as of February 24, 2014:

	Standard & Poor’s Ratings Services	Moody’s Investors Service	DBRS Limited
Senior Unsecured Notes and Debentures	BBB	Baa2	BBB
US$ Commercial Paper	A-2	P-2	N/A
Ratings Outlook	Stable	Stable	Stable

Standard & Poor’s Ratings Services (“S&P”)

The BBB rating assigned by S&P is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The A-2 rating assigned by S&P is the second highest rating of S&P’s eight rating categories for short-term debt which range from A-1 to D. Issues of debt securities rated A-2 are judged by S&P to exhibit adequate protection parameters. A rating of A-2 by S&P means the obligor has satisfactory capacity to meet its financial commitments. However, it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category.1

On November 27, 2013, Standard & Poor’s assigned an A-2 short-term credit rating to Agrium’s US$1.0-billion Commercial Paper program and affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

Moody’s Investors Service (“Moody’s”)

The Baa2 rating assigned by Moody’s is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from one to three on its long-term debt ratings from Aa to Caa to indicate where the obligation ranks within a particular ranking category, with one being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. The P-2 rating assigned by Moody’s is the second highest rating of Moody’s four rating categories for short term debt, which range from P-1 to NP. Obligations rated P-2 are defined by Moody’s as having a strong ability to repay short-term debt obligations.2

On, November 27, 2013, Moody’s assigned a P-2 short-term credit rating to the Commercial Paper program, and affirmed its Baa2 long-term corporate credit rating and stable outlook on Agrium.

DBRS Limited (“DBRS”)

The BBB rating assigned by DBRS is the fourth highest of 10 rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that a rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. The capacity for payment is considered acceptable, but the entity may be vulnerable to future events.

On May 28, 2013, DBRS affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

Agrium has paid each of DBRS, Moody’s and S&P their customary fees in connection with the provision of the above ratings. Agrium has not made any payments to DBRS, Moody’s or S&P in the past two years for services unrelated to the provision of such ratings.

[1]	Standard & Poor’s, Standard & Poor’s Ratings Definitions, November 25, 2013
[2]	Moody’s Investors Service, Rating Symbols and definitions, September 2013, accessed December 27, 2013

ITEM 8 – MARKET FOR SECURITIES

8.1  TRADING PRICE AND VOLUME

The Company’s common shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol “AGU”.

The following table sets out the high, low and closing prices and trading volume of the common shares on the TSX for 2013 on a monthly basis:

Month (2013)	High Price (CAD$)	Low Price (CAD$)	Closing Price (CAD$)	Volume
January	116.38	99.51	113.15	9,723,416
February	115.75	101.65	106.79	12,010,590
March	110.21	96.44	99.06	9,905,843
April	100.33	91.16	92.35	10,632,752
May	98.09	88.51	95.86	12,730,068
June	96.30	87.78	91.18	8,580,297
July	97.16	86.05	87.14	14,082,749
August	94.58	83.46	90.10	8,929,613
September	95.36	86.08	86.57	8,914,298
October	91.33	84.83	89.00	9,052,747
November	96.48	88.45	95.61	10,336,649
December	99.11	93.53	97.17	7,708,056

The following table sets out the high, low and closing prices and trading volume of the common shares on the NYSE for 2013 on a monthly basis:

Month (2013)	High Price (U.S. $)	Low Price (U.S. $)	Closing Price (U.S. $)	Volume
January	115.31	101.29	113.49	14,508,412
February	114.92	98.99	103.45	19,222,758
March	107.37	94.87	97.50	20,825,194
April	98.54	90.10	91.67	28,825,194
May	95.28	87.92	92.38	25,125,670
June	92.99	83.33	86.96	13,656,009
July	93.59	83.78	85.00	23,791,523
August	89.99	77.19	85.78	23,600,587
September	92.64	83.60	84.03	16,087,159
October	88.65	81.60	85.32	26,775,625
November	91.27	84.75	90.07	19,448,123
December	92.92	87.85	91.48	15,565,029

8.2   PRIOR SALES

On May 31, 2013, Agrium issued $500-million aggregate principal amount of 3.5% debentures due June 1, 2023 and $500-million aggregate principal amount of 4.9% debentures due June 1, 2043.

ITEM 9 – ESCROWED SECURITIES AND SECURITIES

SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, none of the securities of the Company are subject to escrow or contractual restriction on transfer.

ITEM 10 – DIRECTORS AND OFFICERS

10.1   NAME, OCCUPATION AND SECURITY HOLDING

Information is given below with respect to each of the current directors and officers, including all current positions held with the Company, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the end of the annual and special meeting of the shareholders of Agrium to be held on May 7, 2014.

Directors (Name and Municipality of Residence)	Director Since	Present principal occupation or employment	Prior principal occupation or employment within the preceding five years
Victor J. Zaleschuk (3) Calgary, Alberta, Canada	2002	Corporate Director. Board Chair of Agrium (part-time basis)	Same as present
David Everitt (1)(3) Marco Island, Florida, United States	2013	Corporate Director	President, Agriculture and Turf Division – North America, Asia, Australia, Sub-Saharan and South Africa, and Global Tractor and Turf Products, Deere & Company
Russell K. Girling (1)(4) Calgary, Alberta, Canada	2006	President and Chief Executive Officer and Director of TransCanada Corporation, a diversified energy and pipeline company	Chief Operating Officer of TransCanada Corporation, President, Pipelines of TransCanada Corporation, Chairman and Chief Executive Officer of TC Pipelines GP, Inc.
Susan A. Henry (2)(3) Ithaca, New York, United States	2001	Professor of Molecular Biology and Genetics and Dean Emerita of the College of Agriculture and Life Sciences at Cornell University, Ithaca, New York	Dean of the College of Agriculture and Life Sciences at Cornell University
Russell J. Horner (2)(3) Vancouver, British Columbia, Canada	2004	Corporate Director	Same as present
David J. Lesar (1)(4) Houston, Texas, United States	2010	Board Chair, President and Chief Executive Officer of Halliburton Company, a global oilfield service company	Same as present
John E. Lowe (1)(2) Houston, Texas, United States	2010	Special Executive Advisor to Tudor, Pickering, Holt & Co., an energy investment and merchant banking firm	Assistant to the Chief Executive Officer of ConocoPhillips, Executive Vice President of Exploration & Production, Executive Vice President of Commercial of ConocoPhillips

Directors (Name and Municipality of Residence)	Director Since	Present principal occupation or employment	Prior principal occupation or employment within the preceding five years
Charles V. Magro DeWinton, Alberta, Canada	2013	President & Chief Executive Officer of Agrium	Executive Vice President & Chief Operating Officer, Executive Vice President, Corporate Development & Chief Risk Officer, Vice President & Chief Risk Officer and, prior thereto, Vice President, Manufacturing, Agrium and, prior thereto, Vice President, Feedstocks, Nova Chemicals Corporation; Vice President, Investor Relations, Nova Chemicals Corporation; Director of Polyethylene, Nova Chemicals Corporation
A. Anne McLellan, P.C.(1) (4) Edmonton, Alberta, Canada	2006	Corporate Director	Same as present
Derek G. Pannell(1)(2) Bathurst, New Brunswick, Canada	2008	Corporate Director	Managing Partner, Brookfield Asset Management, Inc. (part-time basis); Corporate Director
Frank W. Proto (3)(4) West Kelowna, British Columbia, Canada	1993	Corporate Director	Corporate Director
Mayo Schmidt (2)(4) Las Vegas, Nevada, United States	2013	Corporate Director	President and Chief Executive Officer, Viterra Inc.
Michael M. Wilson Bragg Creek, Alberta, Canada	2003	Corporate Director	President and Chief Executive Officer of Agrium until December 31, 2013

(1)	Member of the Audit Committee

(2)	Member of the Human Resources & Compensation Committee

(3)	Member of the Corporate Governance & Nominating Committee

(4)	Member of the Environment, Health, Safety & Security Committee

Officers

Officers (Name and Municipality of Residence)	Present position with the Company and Principal Occupation	Prior principal occupation or employment within the preceding five years
Charles V. Magro DeWinton, Alberta, Canada	President & Chief Executive Officer	Executive Vice President & Chief Operating Officer, Executive Vice President, Corporate Development & Chief Risk Officer, Vice President & Chief Risk Officer and, prior thereto, Vice President, Manufacturing, Agrium and, prior thereto, Vice President, Feedstocks, Nova Chemicals Corporation; Vice President, Investor Relations, Nova Chemicals Corporation; Director of Polyethylene, Nova Chemicals Corporation
Gary J. Daniel Calgary, Alberta, Canada	Corporate Secretary & Senior Legal Counsel	Assistant Corporate Secretary & Senior Legal Counsel, Agrium
Stephen G. Dyer Calgary, Alberta, Canada	Executive Vice President & Chief Financial Officer	Vice President, Retail West Region, Agrium; Manager, Western Retail Crop Production Services, Inc. (a wholly-owned subsidiary of Agrium) and, prior thereto, Vice President, Manufacturing, Agrium
Patrick J. Freeman Calgary, Alberta, Canada	Vice President, Corporate Development & Strategy	Vice President & Treasurer

Officers (Name and Municipality of Residence)	Present position with the Company and Principal Occupation	Prior principal occupation or employment within the preceding five years
Richard L. Gearheard Fort Collins, Colorado, United States	Senior Vice President and President, Retail Business Unit	Same as present
Kevin R. Helash High River, Alberta, Canada	Vice President, Canadian Retail	Vice President, Retail Canada/Pacific North West Region, Vice President, Marketing & Distribution and, prior thereto, Senior Director, NAW Sales, Agrium
Susan C. Jones Calgary, Alberta, Canada	Vice President, Marketing & Distribution	Managing Director and Vice President, Agrium Europe and, prior thereto, Senior Director, Wholesale Strategy & Business Development
Angela S. Lekatsas Calgary, Alberta, Canada	Vice President & Treasurer	Vice President, Corporate Controller & Chief Risk Officer and, prior thereto, Vice President & Controller, Agrium
Eric B. Miller Calgary, Alberta, Canada	Senior Vice President & Chief Legal Officer	Senior Vice President, General Counsel and Secretary, Nexen Inc.; Vice President, General Counsel and Secretary, Nexen Inc.; Division Vice President and Chief Legal Counsel, Nexen Inc.
Andrew K. Mittag Calgary, Alberta, Canada	Senior Vice President and President, Agrium Advanced Technologies Business Unit	Same as present
Leslie A. O’Donoghue Calgary, Alberta, Canada	Executive Vice President, Corporate Development & Strategy & Chief Risk Officer	Executive Vice President, Operations, Chief Legal Officer & Senior Vice President, Business Development and, prior thereto, Senior Vice President, General Counsel & Corporate Secretary, Agrium
Fredrick R. Thun Calgary, Alberta, Canada	Vice President & Corporate Controller	Senior Director, Corporate Planning & Analysis, Agrium
Thomas E. Warner Rio, Illinois, United States	Vice President, U.S. Retail	Vice President, Retail Distribution, Agrium; President of Crop Production Services, Inc., Vice President of Crop Production Services, Inc.
Michael R. Webb Calgary, Alberta, Canada	Senior Vice President, Human Resources	Senior Vice President, Head of Human Resources, HSBC Bank Canada, Vancouver; Global Head of Human Resources, HSBC Amanah, HSBC Markets (Asia) Limited, Hong Kong; Head of Human Resources, Global Banking, Principal Investments, Equity Research and Leveraged & Acquisition Finance, HSBC Markets (Asia) Limited, Hong Kong
Ron A. Wilkinson Bragg Creek, Alberta, Canada	Senior Vice President and President, Wholesale Business Unit	Same as present

Directors and officers as a group beneficially owned, or controlled or directed, directly or indirectly, 298,683 common shares of the Company or 0.21 percent of the common shares of the Company outstanding as at December  31, 2013.

10.2   CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as set out below, no director or executive officer of the Company was, as at February 24, 2014, or has been within the ten years prior to February 24, 2014, a director, chief executive officer or chief financial officer of any company (including the Company), that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means any of the following that was in effect for a period of more than 30 consecutive days:

•	a cease trade order;

•	an order similar to a cease trade order; or

•	an order that denied the relevant company access to an exemption under securities legislation.

Except as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

•

was, as at February 24, 2014, or has been within the ten years prior to February 24, 2014, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

•

has, within the ten years before February 24, 2014, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

In May 2004, Saskatchewan Wheat Pool Inc. (“SWP”), the predecessor of Viterra, disposed of its hog operations, which had been carried through certain of its subsidiaries, through a court-supervised process under the Companies’ Creditors Arrangement Act (Canada). On April 12, 2005, the Saskatchewan Financial Services Commission issued a cease trade order against four of these subsidiaries of SWP for failing to file the required annual continuous disclosure documents. The cease trade order was revoked on October 18, 2010 pursuant to the Viterra’s application to effect a reorganization of the entities in question. Mr. Schmidt served as an officer and/or director of these entities.

Mr. Lesar served on the Board of Directors of Mirant Corporation (“Mirant”) commencing in 2000. In July 2003, Mirant filed for Chapter 11 bankruptcy proceedings in In re Mirant Corporation, et al., Case #03-46590 (DML) United States Bankruptcy Court of the Northern District of Texas, Ft. Worth Division. The Court approved Mirant’s Plan of Reorganization in December 2005, with an effective date of January 2006. As part of the Plan of Reorganization, Mirant’s management retained a new Board of Directors. Mr. Lesar did not join the new Board of Directors of Mirant, which resulted in his resignation in January 2006.

10.3   CONFLICTS OF INTEREST

To the knowledge of the Company, no director or officer of the Company has an existing or potential material conflict of interest with the Company or any of its subsidiaries, joint ventures or partnerships.

ITEM 11 – PROMOTERS

During the two most recently completed financial years, no person or company has been a promoter of the Company.

ITEM 12 – LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time we become involved in legal or administrative proceedings in the normal conduct of our business. Our assessment of the likely outcome of these matters is based on our judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. We do not believe that these matters in aggregate will have a material effect on our consolidated financial position or results of operations.

Our assessment of specific litigation matters at February 24, 2014 is set out below.

Oil-For-Food Programme

On June 27, 2008, the Iraqi government filed a civil lawsuit in the U.S. against AWB, a subsidiary we acquired in 2010, and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed motions to dismiss the complaint in June 2010. The court granted the motions and dismissed the lawsuit with prejudice in a decision dated February 6, 2013. The plaintiff has appealed this decision. Although we believe that the possibility of a material financial effect from this matter is remote, an adverse decision could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results of operations.

Mine Sites in Idaho and Manitoba

Refer to discussion on page 25. We are actively seeking to resolve these matters. Resolution may require us to undertake various remediation or other actions or to pay penalties; however ultimate resolution depends on the outcome of investigations, discussions and evaluations and possibly settlement or litigation.

ITEM 13 – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, the Company confirms that, as of February 24, 2014, there were no directors or executive officers of the Company or any associate or affiliate of a director or executive officer of the Company with any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

ITEM 14 – TRANSFER AGENT, REGISTRAR, AND TRUSTEES

* The registrar and transfer agent is CST Trust Company, at its principal offices in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario, Vancouver, British Columbia and Halifax, Nova Scotia	The trustee for the Company’s unsecured notes and debentures:
P.O. Box 700	The Bank of New York Mellon
Station B	Bondholder Relations
Montreal, Quebec, Canada H3B 3K3	111 Sanders Creek Parkway
Telephone	East Syracuse, NY, USA, 13057
Outside North America (416) 682-3860	1-800-254-2826
Inside North America (800) 387-0825

ITEM 15 – MATERIAL CONTRACTS

To the knowledge of the Company, material contracts requiring disclosure under this Item include the Support and Purchase Agreement, including the amendments thereto dated August 2, 2012 and February 5, 2013, in respect of the Viterra acquisition, as described herein under the heading “Item 4 – General Description of the Business – 4.1 Three Year History – 2012 – Viterra Acquisition”.

ITEM 16 – INTEREST OF EXPERTS

16.1  NAMES OF EXPERTS

The Consolidated Financial Statements of the Company as at and for the year ended December 31, 2013 have been audited by KPMG LLP.

A. Dave Mackintosh, P. Geo., of ADM Consulting Limited and Erika D. Stoner, P.Eng., an employee of Agrium, each prepared certain sections of the Vanscoy Technical Report dated February 15, 2012 in accordance with NI 43-101 on behalf of the Company.

16.2  INTERESTS OF EXPERTS

As of February 24, 2014, KPMG LLP, the auditors of the Company, have confirmed that they are independent with respect to the Company (and its associates or affiliates) within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. KPMG LLP are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

As of February 24, 2014, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited, did not hold any registered or beneficial interests, directly or indirectly, in the securities of the Company or its associates or affiliates.

Erika D. Stoner, P.Eng., is an employee of Agrium and holds beneficially, directly or indirectly, less than one percent of any class of the Company’s securities.

ITEM 17 – AUDIT COMMITTEE

17.1  AUDIT COMMITTEE CHARTER

Attached, as Schedule 17.1, is the Charter for the Company’s Audit Committee.

17.2  COMPOSITION OF THE AUDIT COMMITTEE

Members of the Audit Committee are John E. Lowe (Chair), David C. Everitt, Russell K. Girling, David J. Lesar, A. Anne McLellan and Derek G. Pannell. Each member of the Audit Committee is independent and financially literate.

17.3  RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE

Name
(Director Since)	Principal Occupation and Full Biography

Mr. John E. Lowe (Audit Committee Chair)

B.Sc. (Finance & Accounting)

Houston, Texas, U.S.A.

(May 12, 2010)

Other Public Directorships

•    Phillips 66 Company, a downstream energy company (PSX)

•    Apache Corporation, an oil and gas company (NYSE)

Mr. Lowe is Special Executive Advisor to Tudor, Pickering, Holt & Co. (an energy investment and merchant banking firm). He was the former Assistant to the Chief Executive Officer of ConocoPhillips (an integrated energy company) from October 2008 to April 2012, after having been Executive Vice President of Exploration & Production from September 2007 to October 2008, Executive Vice President of Commercial from April 2006 to September 2007, Executive Vice President of Planning, Strategy and Corporate Affairs from August 2002 to April 2006, and has held various executive and managerial positions with ConocoPhillips for more than 25 years. He is a former director of DCP Midstream GP, LLC, the general partner of DCP Midstream Partners L.P. (a midstream energy partnership) and a former director of Chevron Phillips Chemical Co. LLC (a global petrochemicals company). Mr. Lowe is a member of the Board of Trustees for the Houston Museum of Natural Science, is on the Texas Children’s Hospital West Campus Advisory Council, and is a former director of the National Association of Manufacturers.

Mr. David C. Everitt

B. Sc. (Engineering)

Marco Island, Florida, U.S.A.

(February 10, 2013)

Other Public Directorships

•    Harsco Corporation, a worldwide industrial company (NYSE)

•    Brunswick Corporation, a worldwide manufacturing company (NYSE)

Mr. Everitt is the former President, Agriculture and Turf Division – North America, Asia, Australia, and Sub-Saharan and South Africa, and Global Tractor and Turf Products of Deere & Company. Mr. Everitt served as President of Deere’s Ag Division from 2001 until his retirement in September 2012. During that time, he led significant growth in overseas markets as well as streamlining the North American and European distribution footprint. Since joining Deere & Company in 1975, Mr. Everitt held a variety of management positions in the areas of industrial engineering, production engineering, mechanical services and sales throughout the company. Mr. Everitt also serves on the Board of the National Business Aviation Association located in Washington, D.C.

Name
(Director Since)	Principal Occupation and Full Biography
Mr. Russell K. Girling B. Comm., M.B.A. (Finance) Calgary, Alberta, Canada (May 9, 2006) Other Public Directorships • TransCanada Corporation, a diversified energy and pipeline company (TSX, NYSE)	Mr. Girling is the President and Chief Executive Officer of TransCanada Corporation, a diversified energy and pipeline company (having been appointed in July 2010), and the former Chief Operating Officer of TransCanada Corporation. Mr. Girling is a former Chairman of each of the Interstate Natural Gas Association of America (INGAA) and the Natural Gas Council (NGC), and a former director of the Canadian Energy Pipeline Association (CEPA). Mr. Girling is the former Board Chair and Chief Executive Officer of TC Pipelines GP, Inc., (the general partner of TC Pipelines, L.P. (a pipeline limited partnership)), a former Board Chair of TransCanada Power, L.P. (now EPCOR Power L.P.), and a former director of Bruce Power Inc. (a nuclear power company). Mr. Girling was previously President, Pipelines, of TransCanada Corporation, President of TransCanada Gas Services, a division of TransCanada Corporation, Executive Vice President, Power of TransCanada Energy, and Executive Vice President, Corporate Development & Chief Financial Officer of TransCanada Corporation. Mr. Girling is also a former director of the Alberta Children’s Hospital Fund.

Mr. David J. Lesar B.Sc., M.B.A., C.P.A. Houston, Texas, U.S.A. (May 12, 2010) Other Public Directorships • Halliburton Company, a global oilfield service company (NYSE)	Mr. Lesar is, and has been since 2000, Chairman, President and Chief Executive Officer of Halliburton Company (a global oilfield service company). Mr. Lesar serves on the Board of Directors of the American Petroleum Institute, and is a former director of Lyondell Chemical Company (a chemical manufacturing company), and Mirant Corporation (a power company).

Name
(Director Since)	Principal Occupation and Full Biography
Ms. A. Anne McLellan, P.C. B.A., LL.B, LL.M Edmonton, Alberta, Canada (September 28, 2006) Other Public Directorships • Cameco Corporation, a uranium company (TSX, NYSE)	Ms. McLellan, a former four-term Member of Parliament for Edmonton Center, has approximately 30 years of political, policy making, and legal experience. Ms. McLellan served as Deputy Prime Minister from December 2003 to January 2006 and throughout her career has held numerous ministerial posts, including Minister of Natural Resources, Minister of Justice and Attorney General, Minister of Health and the first Minister of Public Safety and Emergency Preparedness. Ms. McLellan is the Distinguished Scholar in Residence at the Institute for United States Policy Studies at the University of Alberta. Ms. McLellan is a director of the Edmonton Regional Airports Authority, a director of Canadian Business for Social Responsibility (CBSR), a member of the TD Securities Energy Advisory Board, Counsel at the law firm of Bennett Jones LLP, and a member of various charitable and community boards. Ms. McLellan taught law at the Universities of New Brunswick and Alberta. Ms. McLellan holds a Bachelor of Arts and a Bachelor of Laws degree from Dalhousie University and a Masters of Law degree from King’s College, University of London.

Mr. Derek G. Pannell

B.Sc. (Engineering), P.Eng., FCAE

Bathurst, New Brunswick, Canada

(February 27, 2008)

Other Public Directorships

•   Brookfield Infrastructure Partners Limited, the general partner of Brookfield Infrastructure Partners L.P., an infrastructure asset operating company (NYSE)

Mr. Pannell is Board Chair of Brookfield Infrastructure Partners Limited. He is former Acting Chairman of African Barrick Gold plc. (a mining company), former Managing Partner of Brookfield Asset Management Inc. (an asset management company) and a former director of Major Drilling Group International Inc. (a metals and minerals drilling service company). He was President and Chief Executive Officer of Noranda Inc. and Falconbridge Limited from 2001 to August 2006 and Vice President, Operations of Compaia Minera Antamina from 1998 to 2001. Mr. Pannell is a graduate of Imperial College in London, England and the Royal School of Mines, London, England (ARSM) and an engineer registered in Quebec and Peru.

17.4  PRE-APPROVAL POLICIES AND PROCEDURES

The Company has adopted a written policy pursuant to which the Company’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Company by the Company’s independent auditors. The pre-approved services specified in such policy are reviewed annually, and the audit and non-audit services to be provided by the Company’s independent auditors, as well as the budgeted amounts for such services, are also pre-approved annually. The Audit Committee has also delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting.

17.5  EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2012 and 2013. During these years, KPMG LLP was the Company’s only external auditor.

Category	Year Ended December 31,
	2013	2012
	CAD$	CAD$
Audit Fees(1)	4,556,000	4,377,000
Audit-Related Fees(2)	15,000	12,000
Tax Fees(3)	245,000	316,000
All Other Fees	NIL	NIL
Total	4,816,000	4,705,000

(1)	For professional services rendered by KPMG LLP for the audit and review of the Company’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Company’s financial statements.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

ITEM 18 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is provided in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information as provided in the Company’s consolidated financial statements and MD&A for its most recently completed financial year.

Additional information relating to Agrium may be found on the Company’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

SCHEDULE 17.1

AGRIUM INC.

AUDIT COMMITTEE

CHARTER

PART I

Establishment of Committee

1.	Committee

The Audit Committee (the “Committee”) is established by the Board of Directors primarily for the purpose of overseeing the accounting and financial reporting processes of the Corporation and the reviews and audits of the financial statements of the Corporation.

The Audit Committee shall assist the Board of Directors in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

(a)	the quality and integrity of the financial statements and related disclosure of the Corporation;

(b)	compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(c)	the independent auditor’s qualifications and independence; and

(d)	the performance of the Corporation’s internal audit function and independent auditor.

2.	Composition of Committee

The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board to be:

(a)	an independent director for the purposes of and pursuant to the Corporation’s Corporate Governance Guidelines;

(b)	an “independent” director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Corporation are from time to time listed;

(c)	an “independent” director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

(d)	financially literate.

At least one member of the Committee shall have accounting or related financial management experience or expertise. The Committee shall be entitled to take any action at a meeting of the Committee in the absence of such member or members.

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation’s Audit Committee and discloses such determination in the Corporation’s annual management proxy circular.

3.	Appointment of Committee Members

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until they are removed by the Board or until they cease to be directors of the Corporation.

PART II

Committee Procedure

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board if the membership of the Committee is fewer than three directors. The Board may remove and replace any member of the Committee.

5.	Committee Chair

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board.

6.	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Corporate Secretary or such other person acceptable to the members shall act as Secretary to the Committee.

8.	Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet alone without management present, and shall meet separately with each of senior management, the independent auditor, the Director, Internal Audit, and the Chief Legal Officer (or such individuals in similar capacities or positions who perform substantially similar functions). The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present. Any member of the Committee may move the Committee in camera at any time during the course of a meeting, and a record of any decisions made in camera shall be maintained by the Committee Chair.

9.	Special Meetings

The Chair, any two members of the Committee, the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), the independent auditor or the Chief Executive Officer may call a special meeting of the Committee.

10.	Quorum

Three members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	Agenda

The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.	Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14.	Access

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

15.	Attendance of Officers at a Meeting

At the invitation of the Chair of the Committee, one or more officers or employees of the Corporation may, and if required by the Committee shall, attend a meeting of the Committee.

16.	Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Without limiting the foregoing, the Committee shall report to the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements within the Committee’s purview, the performance and independence of the Corporation’s independent auditors, or the performance of the internal audit function.

17.	Outside Consultants or Advisors

The Committee when it considers it necessary or advisable, may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III

Mandate of Committee

18.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations;

(b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Corporation contained in a material change report.

(c)	meet with management and the independent auditor to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

(d)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Corporation or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

(e)	review and discuss with management and the independent auditor prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects;

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and earnings guidance provided to analysts and rating agencies;

provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

(f)	receive and review reports from the Corporation’s Disclosure Committee;

(g)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

(h)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Corporation’s procedures that are in place for the review of the Corporation’s public disclosure of financial information that is extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures;

(i)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements; (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor; and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(j)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation’s financial statements;

(k)	review the plans of management, the independent auditor and the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(l)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(m)	review disclosures by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(n)	discuss with management the Corporation’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s financial risk assessment and financial risk management policies; and

(o)	periodically meet with management separately from the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), and the independent auditor to discuss matters within the Committee’s purview.

19.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory registration requirements, the Committee shall be directly responsible (subject to Board confirmation) for the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting. The Committee shall also be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the independent auditor for audit services, and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The independent auditor shall report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Corporation, review all such relationships, and consider applicable auditor independence standards;

(b)	consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

(c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

(d)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with such issues;

(e)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(f)	evaluate annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management and the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

(g)	meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(h)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(i)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	the responsibilities, budget, and staffing of the internal audit function; and report to the Board on such meetings;

(j)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

(k)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(l)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

(m)	review the engagement reports of the independent auditor on unaudited financial statements of the Corporation; and

(n)	review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor, (as more particularly described in Exhibit “A” attached hereto, as may be amended from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Corporation’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless whether that person was a member of the Corporation’s audit team.

20.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(i)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the non-audit services are provided; and

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

(b)	disclose, through the Corporation’s periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the independent auditor; and

(c)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

21.	Oversight in Respect of the Internal Audit Function

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review the annual audit plans of Internal Audit;

(b)	review the significant findings prepared by Internal Audit and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

(c)	monitor compliance with the Corporation’s conflicts-of-interest policies that may have a material impact on the financial statements;

(d)	review the adequacy of the resources of Internal Audit to ensure the objectivity and independence of the internal audit function;

(e)	consult with management on management’s appointment, replacement, reassignment or dismissal of Internal Audit;

(f)	periodically review executive officers’ expenses and aircraft usage reports; and

(g)	ensure that the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function) has access to the Chair, the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, and periodically meet separately with the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function) to review any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing;

and report to the Board on such meetings.

22.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review with the Chief Legal Officer (or such individual in a similar capacity or position who performs a substantially similar function) the Corporation’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(b)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(c)	periodically review the Corporation’s public disclosure policy.

23.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP or IFRS. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Corporation appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day-to-day operation or performance of such activities. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert”, does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Corporation’s financial information or public disclosure.

24.	Funding for Audit and Oversight Functions

The Committee shall have the sole authority to determine (subject to Board confirmation as required), and to require the Corporation to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

25.	Committee Evaluation

The Committee’s performance shall be evaluated regularly, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

26.	Review of Committee’s Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

27.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

EXHIBIT “A”

Hiring Policies Regarding Partners and Employees of the Independent Auditor

and Certain of Their Family Members

The hiring of current partners and employees or former partners and employees of the Corporation’s independent auditor or certain of their family members shall be subject to Committee approval in advance of hiring in the following circumstances:

(a)	the hiring, for any position within the Corporation, of anyone who has served as a partner or employee of the independent auditor and who was a member of the Corporation’s audit team during any of the preceding three fiscal years; or

(b)	the hiring, for a senior position within the Corporation (including any accounting or financial reporting oversight role), of anyone who (i) has served as a partner or employee of the independent auditor during any of the preceding three fiscal years, regardless whether that person was a member of the Corporation’s audit team, or (ii) has served as a partner or employee of the independent auditor and (A) continues to influence the independent auditor’s operations or financial policies, (B) has capital balances in the independent auditor, or (C) has financial arrangements with the independent auditor other than a fully funded retirement plan providing the regular payment of fixed sums; or

(c)	the hiring, for any accounting or financial reporting oversight role within the Corporation, of the spouse or spousal equivalent, parent, dependent, non-dependent child, or sibling of anyone who, during any of the preceding three fiscal years, has served as a partner or employee of the independent auditor and who (i) was a member of the Corporation’s audit team, (ii) supervised or had direct management responsibility for the audit (including at all successively senior levels through the independent auditor’s chief executive), (iii) evaluated the performance or recommended the compensation of the audit engagement partner, (iv) provided quality control or other oversight of the audit, (v) provided 10 or more hours of non-audit services to the Corporation (or expects so to provide), or (vi) served in the office of the independent auditor in which the lead audit engagement partner primarily practiced in connection with the audit.

In considering whether to approve a proposed hiring under any of the foregoing circumstances, the Committee may take into account any advice by the Chief Legal Officer or the Corporate Secretary (or such officers in similar capacities or positions who performs substantially similar functions) of the Corporation that a proposed hiring is not barred by the independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the New York Stock Exchange.

The Chief Financial Officer shall report to the Committee annually, if applicable, any hiring during the preceding fiscal year of partners and employees of the Corporation’s independent auditor not falling within the foregoing circumstances, including the identity and position within the Corporation of such hired persons.